
National Bank
AND TRUST COMPANY

NB&T
Financial Group, Inc.

Annual Report 2007



Our official bank charter is created. 1872

Our clients prosper from the addition
of a Trust Department. 1922

Acquisition leads us into Brown County. 1981

Opportunity blossoms in Warren County. 1989

The Bank excitedly enters Clermont County. 1992

Our Bank is warmly welcomed into Highland County. 1997

We offer our clients even more convenience with
the addition of NB&T Insurance Agency. 1998

Our Bank opens three new Warren County locations. 2008

BOARD OF DIRECTORS

From left to right standing: Dr. G. David Hawley, Robert Raizk, S. Craig Beam, Brooke Williams James, John J. Limbert, President and CEO, M. Darleen Myers ***Sitting from left to right:*** Charles L. Dehner, Dr. Daniel A. DiBiasio, Timothy L. Smith, Chairman, D. Jeffery Lykins

EXECUTIVE COMMITTEE

From left to right back row : Howard T. Witherby III, W. Keith Argabright, John J. Limbert, President and CEO, Michael Phillips ***From left to right middle row:*** Walter H. Rowsey, Thomas MacDonald, Stephen J. Klumb, Craig Fortin ***From left to right front row :*** Tricia Lynn, Sandra Waits





Dear Fellow Shareholder:

In last year's shareholder letter, I advised you that i
our net interest margin; improving our credit qual
our balance sheet; and reducing our non-interest e
would develop, I am not sure that I would have co

Despite the turbulence in the financial markets, I a
we surpassed three of these goals! Here is a recap of our results.


Net Interest Margin
Percent
4.2
4
3.8
3.6
3.4
3.2
3
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06
Mar-07
Jun-07
Sep-07
Dec-07
Quarter End

Net Interest Margin

The net interest margin is the core of a bank's earnings stream. It represents the difference between the income on our earning assets (loans and investments) and the interest paid on our liabilities (deposits and borrowings) and is stated as a percentage of the average earning assets.

During 2007, we improved our net interest margin 52 basis points to a full year average of 3.78%! This was accomplished as a result of several initiatives. First, our actions taken in 2006 to change the mix in our balance sheet resulted in an overall lower cost of liabilities.

Second, we worked with numerous counties, municipalities, townships and local school districts to move their deposits into non-balance sheet products that afforded them attractive investment rates while affording us a higher rate of return. This was a true win-win situation. Finally, with competitive interest rates sometimes being irrationally set, we decided to remain competitive with those customers who were relationship clients rather than customers who had one certificate of deposit with us. As a result, we often did not match a competitor's higher rate unless the client had their checking and savings accounts with us. While we lost some customers, we were pleased to find clients willing to move their transaction balances to us in exchange for the higher certificate rate. This too was a win-win for both parties.

We are focused on maintaining this trend. We cannot and do not predict rates. We have positioned ourselves, however, for a modestly declining rate environment, which we believe may be necessary to improve an overall sluggish economy.

Credit Quality

Perhaps there is no more single contributor to a bank's financial success than good credit quality. As 2007 unfolded, the value of sound loan underwriting was never more apparent.

There are three primary measures of credit quality. First, a bank's delinquency ratio is normally a harbinger of problem credits. Second, a bank's non-accruing loans are loans that the bank has stopped earning interest on, generally when a loan is over 90 days past due. Finally, the bank's loan losses are loans that the bank deems unlikely to be collected.

As a result of the efforts of our lenders, our loan collection staff and the credit administration group, our loan portfolio experienced significant levels of improvement.

- Our overall loan delinquency rate improved from a December 2006 ratio of .95% to a December 2007 ratio of .77%. (This represents total loans 30 or more days delinquent divided by the total loan balances.)
- The non-accruing loans, which were $8.4 million at year-end 2006, ended 2007 at $1.7 million!
- Our net loan losses (losses less recoveries on previously charged off loans) increased from a 2006 total of $626,000 to $1.3 million for 2007. However, $700,000 of the $1.3 million was in one loan for which we had specifically set aside loss reserves in 2006. Factoring out that one loan, our net losses were virtually even with the prior year.

Again, we do not predict the future. While we are aggressively monitoring our loan portfolios, factors outside our control could negatively impact our loan performance. These factors include economic recession, severe weather that negatively impacts our agricultural customers and national and international events that adversely influence economic activities.

We do not have a sub-prime loan portfolio. Nor do we have any investments that are linked to sub-prime loans. We do have loans to residential real estate developers, but we believe there are quality people running those companies who are taking actions to reduce the potential for losses. Our decision in 2006 to exit the indirect automobile loan business should also result in lower loan losses.

Overall, we are pleased with our loan portfolio and the individual credits that comprise it. We do have loans that require additional review, counseling and negotiation. All those activities are being undertaken. We will have losses; but it is a business risk we manage.

(continued next page)

(continued)

Balance Sheet Growth

Of our four goals, this is the one we did not meet. I have a plethora of reasons why we failed. Some of these are good reasons, while some are good excuses. We simply did not achieve what we thought we could.

We thought we would have several of our new Warren County offices open during 2007; however, our first new office opened in early January of 2008. We did move over $30 million in deposits off balance sheet to managed accounts. We kept the relationships but invested their funds in other non-balance sheet activities. We originated good-quality mortgage loans that we sold rather than keep on our books. This reduced our interest rate exposure while simultaneously reducing our size.

The cold hard truth is that we did not attract as many new households as planned. We had a large number of single service households that left the bank.

We will renew our efforts to add new households and new relationships to existing households. We will continue to explore growth opportunities where they are both prudent and profitable.

Non-Interest Expenses

The good news is that we were successful in lowering the non-interest expense-to-revenue ratio from 89.1% to 79.2%! The bad news is that the ratio is still too high. We need to create more revenue from our expense dollars or lower our expenses.

This ratio will be more difficult in 2008 as we open three new offices. We'll have all the expenses, but the offices will not generate much in the way of revenue until late in the year.

2008 and Beyond

As you read this, several things have already transpired. These events will impact all banks, some positively, some negatively. The Federal Reserve unexpectedly lowered rates in mid-January and again at its regular January month-end meeting.

Lower rates will not automatically jump-start a sluggish economy. The consumer-fueled economy of this most recent economic expansion may be indifferent to lower rates if consumers are experiencing lower paychecks, lower buying power due to inflation, or no paycheck or buying power due to job reductions and layoffs.

Lower rates do not automatically reflect lower deposit costs. We have observed competitors, striving for liquidity, price short-term deposits at significantly higher rates than more prudent deposit gatherers. These are the same institutions that are experiencing large scale sub-prime loan problems.

The oversupply of new housing, coupled with the increasing defaults and subsequent foreclosures and the impact on suppliers and vendors, is not lessening. I do not expect these difficulties to be resolved in 2008.

Our aggressive three-office expansion into Warren County, bringing our total offices there to five, is an indicator of our confidence in the markets in which we operate. We have talented personnel within all our offices who are eager to serve our clients. Stop and see any one of them. They won't sell you anything until we mutually review your needs and goals.

We will continue to look for acquisition opportunities with people who share the same principles on which we operate. I believe we have positioned NB&T to pursue growth opportunities that come our way.

I thank you for your continued support of NB&T. Please feel free to contact me at 937-283-3001 with any questions or concerns. I look forward to seeing you at our annual meeting on April 22, 2008 at our main office at 48 N. South Street, Wilmington, Ohio.

John J. Limbert
President & CEO
NB&T Financial Group, Inc.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

Commission file number 0-23134

NB&T FINANCIAL GROUP, INC

NB&T FINANCIAL GROUP, INC.
(Exact name of registrant as specified in its charter)

Ohio	**31-1004998**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification Number)**

48 N. South Street, Wilmington, Ohio 45177
(Address of principal executive offices) (Zip Code)

Registrant's telephone number: (937) 382-1441

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, without par value	**The NASDAQ Stock Market LLC (NASDAQ Capital Market)**

Securities registered pursuant to 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15 of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒

(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act) Yes ☐ No ☒

Based on the closing sales price of $20.82 per share on June 30, 2007, the aggregate market value of the issuer's shares held by nonaffiliates on such date was $46,651,603. For this purpose, shares held by nonaffiliates are all outstanding shares except those held by the directors and executive officers of the registrant and those held by The National Bank and Trust Company (the "Bank") as trustee with respect to which the Bank has sole or shared voting or dispositive power.

As of March 3, 2008, 3,175,051 common shares were issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The following sections of the definitive Proxy Statement for the 2008 Annual Meeting of Shareholders of NB&T Financial Group, Inc. (the "Proxy Statement"), are incorporated by reference into Part III of this Form 10-K:

1. Election of Directors;
2. Executive Officers;
3. Section 16(a) Beneficial Ownership Reporting Compliance;
4. Compensation of Executive Officers and Directors;
5. Voting Securities and Ownership of Certain Beneficial Owners and Management;
6. Certain Relationships and Related Transactions; and
7. Auditors.

NB&T FINANCIAL GROUP, INC.

For the Year Ended December 31, 2007

Table of Contents

PART I

Item 1. Description of Business

GENERAL

NB&T Financial Group, Inc. ("NB&T Financial" or the "Company"), an Ohio corporation, is a financial holding company which owns all of the issued and outstanding common shares of The National Bank and Trust Company, chartered under the laws of the United States (the "Bank"). The Bank is engaged in the commercial banking business in southwestern Ohio, providing a variety of consumer and commercial financial services. The primary business of the Bank consists of accepting deposits, through various consumer and commercial deposit products, and using such deposits to fund loans secured by residential and non-residential real estate, commercial and agricultural loans and consumer loans, including automobile loans. . All of the foregoing deposit and lending services are available at each of the Bank's full-service offices. The Bank also has a trust department with assets under management of approximately $203.3 million. As of December 31, 2007, the Bank had 219 employees.

The Bank also operates its wholly-owned subsidiary, NB&T Insurance Agency, Inc. ("NB&T Insurance"). NB&T Insurance has three locations, with its principal office in Wilmington, Ohio. NB&T Insurance sells a full line of insurance products, including property and casualty, life, health, and annuities.

As a registered bank holding company and financial holding company under the Bank Holding Company Act, NB&T Financial is subject to regulation, examination and oversight by the Board of Governors of the Federal Reserve System (the "FRB") . The Bank, as a national bank, is subject to regulation, examination and oversight by the Office of the Comptroller of the Currency (the "OCC") and special examination by the FRB. The Bank is a member of the Federal Reserve Bank of Cleveland. In addition, since its deposits are insured by the Federal Deposit Insurance Corporation (the "FDIC"), the Bank is also subject to some regulation, oversight and special examination by the FDIC. The Bank must file periodic financial reports with the FDIC, the OCC and the Federal Reserve Bank of Cleveland. Examinations are conducted periodically by these federal regulators to determine whether the Bank and NB&T Financial are in compliance with various regulatory requirements and are operating in a safe and sound manner.

Since its incorporation in 1980, NB&T Financial's activities have been limited primarily to holding the common shares of the Bank. Consequently, the following discussion focuses primarily on the business of the Bank.

Lending Activities

General. The Bank's income consists primarily of interest income generated by lending activities, including the origination of loans secured by residential and nonresidential real estate, commercial and agricultural loans, and consumer loans. Please refer to Table 7 on page 18, which summarizes the loan portfolio mix.

Commercial and Industrial Lending. The Bank originates loans to businesses in its market area, including "floor plan" loans to automobile and agricultural equipment dealers and loans guaranteed by the Small Business Administration. The typical commercial borrower is a small to mid-sized company with annual sales under $5,000,000. The majority of commercial loans are made at adjustable rates of interest tied to the prime rate. Commercial loans typically have terms of up to five years. Commercial and industrial lending entails significant risks. Such loans are subject to greater risk of default during periods of adverse economic conditions. Because such loans are secured by equipment, inventory, accounts receivable and other non-real estate assets, the collateral may not be sufficient to ensure full payment of the loan in the event of a default.

Commercial Real Estate. The Bank makes loans secured by commercial real estate located in its market area. Such loans generally are adjustable-rate loans for terms of up to 20 years. The types of properties securing loans in the Bank's portfolio include warehouses, retail outlets and general industrial use properties. Commercial real estate lending generally entails greater risks than residential real estate lending. Such loans typically involve larger balances and depend on the income of the property to service the debt. Consequently, the risk of default on such loans may be more sensitive to adverse economic conditions. The Bank attempts to minimize such risks through prudent underwriting practices.

Real Estate Construction. The Bank originates loans for the purpose of constructing both commercial and residential buildings. The Company offers both construction-phase-only and permanent financing.

Agricultural Loans. The Bank makes agricultural loans, which include loans to finance farm operations, equipment purchases, and land acquisition. The repayment of such loans is significantly dependent upon income from farm operations, which can be adversely affected by weather and other physical conditions, government policies and general economic conditions.

Residential Real Estate. The Bank makes loans secured by one- to four-family residential real estate and multi-family (over four units) real estate located in its market area. The Bank originates both fixed-rate mortgage loans and adjustable-rate mortgage loans ("ARMs") to meet the needs of its customers. The Bank will sell loans in the secondary market it does not intend to hold for the foreseeable future.

Installment Loans. The Bank makes a variety of consumer installment loans, including home equity loans, automobile loans, recreational vehicle loans, and overdraft protection. Beginning in the third quarter of 2006, the Company significantly reduced its indirect lending activities through automobile dealers. Consumer loans involve a higher risk of default than loans secured by one- to four-family residential real estate, particularly in the case of consumer loans which are unsecured or secured by rapidly depreciating assets, such as automobiles. Various federal and state laws, including federal and state bankruptcy and insolvency laws, may also limit the amount that can be recovered on such loans.

Credit Card Service. The Bank offers credit card services through a correspondent bank.

Loan Processing. Loan officers are authorized by the Board of Directors to approve loans up to specified limits. Loans exceeding the loan officers' approval authority are referred to the Bank's Senior Loan Committee. Any loans made by the Bank in excess of the limits established for the Senior Loan Committee must be approved by the Chairman of the Board and the President of the Bank as representatives of the Board of Directors. All loans in excess of $50,000 are reported to the Board on a monthly basis.

Loan Originations, Purchases and Sales. Although the Bank generally does not purchase loans, purchases could occur in the future. Residential real estate loans are originated for sale in the secondary market. From time to time, the Bank sells participation interests in loans it originates.

Allowance for Loan Losses. Federal regulations require that the Bank establish prudent general allowances for loan losses. Senior management, with oversight responsibility provided by the Board of Directors, reviews on a monthly basis the allowance for loan losses as it relates to a number of relevant factors, including but not limited to, historical trends in the level of non-performing assets and classified loans, current charge-offs and the amount of the allowance as a percent of the total loan portfolio. While management believes that it uses the best information available to determine the allowance for loan losses, unforeseen market conditions could result in adjustments, and net earnings could be significantly affected if circumstances differ substantially from the assumptions used in making the final determination.

Investment Activities

Funds not used in the Bank's lending or banking function are dedicated to the investment portfolio. Those funds will be placed in investment programs approved by the Asset/Liability Management Committee (ALCO). The deployment of these funds will be consistent with the overall strategy and risk profile of the Bank. The Bank primarily invests in high-quality securities to provide sufficient liquidity, secure pledged deposits, minimize current tax liability, and increase earnings.

Trust Services

The Bank received trust powers in 1922 and had approximately $203.3 million in assets under management at December 31, 2007 in the Trust Department. These assets are not included in the Bank's balance sheet because, under federal law, neither the Bank nor its creditors can assert any claim against funds held by the Bank in its fiduciary capacity. In addition to administering trusts, the services offered by the Trust Department include investment purchase and management, estate planning and administration, tax and financial planning and employee benefit plan administration.

Deposits and Borrowings

General Deposits have traditionally been the primary source of the Bank's funds for use in lending and other investment activities. In addition to deposits, the Bank derives funds from interest payments and principal repayments on loans and income on earning assets. Loan payments are a relatively stable source of funds, while deposit inflows and outflows fluctuate more in response to general interest rates and money market conditions.

Deposits Deposits are attracted principally from within the Bank's market area through the offering of numerous deposit instruments, including checking accounts, savings accounts, money market deposit accounts, and term certificate accounts. Interest rates paid, maturity terms, service fees and withdrawal penalties for the various types of accounts are established periodically by the Bank's Asset/Liability Committee and the Executive Committee based on the Bank's liquidity requirements, growth goals and market trends. The Company has also used brokers, on a limited basis, to obtain deposits. Currently the amount of deposits from outside the Bank's market area is not significant.

Borrowings The Federal Reserve System functions as a central reserve bank providing credit for its member banks and certain other financial institutions. As a member in good standing of the Federal Reserve Bank of Cleveland, the Bank is authorized to apply for advances, provided certain standards of credit-worthiness have been met. The Bank is also a member of the Federal Home Loan Bank system. Short-term borrowings include securities sold under agreements to repurchase, federal funds purchased and U.S Treasury demand notes.

Competition

The Bank competes for deposits with other commercial banks, savings associations and credit unions and with the issuers of commercial paper and other securities, such as shares in money market mutual funds. The primary factors in competing for deposits are interest rates and convenience of office location. In making loans, the Bank competes with other commercial banks, savings associations, mortgage bankers, consumer finance companies, credit unions, leasing companies, insurance companies and other lenders. The Bank competes for loan originations primarily through the interest rates and loan fees it charges and through the efficiency and quality of services it provides to borrowers. Competition is affected by, among other things, the general availability of lendable funds, general and local economic conditions, current interest rate levels and other factors which are not readily predictable. For years the Bank has competed within its market area with several regional bank holding companies, each with assets far exceeding those of the Bank.

REGULATION

General

Because of its ownership of all the outstanding stock of the Bank, NB&T Financial is subject to regulation, examination and oversight by the FRB as a bank holding company and financial holding company under the Bank Holding Company Act. The Bank, as a national bank, is subject to regulation, examination and oversight by the OCC and special examination by the FRB. The Bank is a member of the Federal Reserve Bank of Cleveland and a member of the Federal Home Loan Bank of Cincinnati. In addition, since its deposits are insured by the FDIC, the Bank is also subject to some regulation, oversight and special examination by the FDIC. The Bank must file periodic financial reports with the FDIC, the OCC and the Federal Reserve Bank of Cleveland. Examinations are conducted periodically by these federal regulators to determine whether the Bank and NB&T Financial are in compliance with various regulatory requirements and are operating in a safe and sound manner. In general, the FRB may initiate enforcement actions for violations of law and regulations.

Bank Holding Company Regulation

The FRB has adopted capital adequacy guidelines for bank holding companies, pursuant to which, on a consolidated basis, NB&T Financial must maintain total capital of at least 8% of risk-weighted assets. Risk-weighted assets consist of all assets, plus credit equivalent amounts of certain off- balance sheet items, which are weighted at percentage levels ranging from 0% to 100%, based on the relative credit risk of the asset. At least half of the total capital to meet this risk-based requirement must consist of core or "Tier 1" capital, which includes common stockholders' equity, qualifying perpetual preferred stock (up to 25% of Tier 1 capital) and minority interests in the equity accounts of consolidated subsidiaries, less goodwill, certain other intangibles, and portions of certain non-financial equity investments. The remainder of total capital may consist of supplementary or "Tier 2 capital." In addition to this risk-based capital requirement, the FRB requires bank holding companies to meet a leverage ratio of a minimum level of Tier 1 capital to average total consolidated assets of 3%, if they have the highest regulatory examination rating, well-diversified risk and minimal anticipated growth or expansion. All other bank holding companies are expected to maintain a leverage ratio of at least 4% of average total consolidated assets. NB&T Financial was in compliance with these capital requirements at December 31, 2007. For NB&T Financial's capital ratios, see Note 15 to the Consolidated Financial Statements in Item 8.

A bank holding company is required by law to guarantee the compliance of any insured depository institution subsidiary that may become "undercapitalized" (defined in the regulations as not meeting minimum capital requirements) with the terms of the capital restoration plan filed by such subsidiary with its appropriate federal banking agency.

The Bank Holding Company Act restricts NB&T Financial's ownership or control of the outstanding shares of any class of voting stock of any company engaged in a nonbanking business, other than companies engaged in certain activities determined by the FRB to be closely related to banking. In addition, the FRB has the authority to require a bank holding company to terminate any activity or relinquish control of any nonbank subsidiary (other than a nonbank subsidiary of a bank) upon the determination by the FRB that such activity or control constitutes a serious risk to the financial soundness and stability of any bank subsidiary of the bank holding company. NB&T Financial currently has no nonbank subsidiaries, except subsidiaries of the Bank. The ownership of subsidiaries of the Bank is regulated by the OCC, rather than the FRB.

The Financial Services Modernization Act of 1999 permits bank holding companies to become financial holding companies and thereby affiliate with securities firms and insurance companies and engage in other activities that are financial in nature. A bank holding company may become a financial holding company if each of its subsidiary banks is well capitalized under the Federal Deposit Insurance Corporation Act of 1991 prompt corrective action provisions, is well managed, and has at least a satisfactory rating under the Community Reinvestment Act, by filing a declaration that the bank holding company wishes to become a financial holding company. In October 2006, NB&T Financial Group, Inc. became a financial holding company. No regulatory approval is required for a financial holding company to acquire a company, other than a bank or savings association, engaged in activities that are financial in nature or incidental to activities that are financial in nature, as determined by the Federal Reserve Board.

The Financial Services Modernization Act defines "financial in nature" to include:

- securities underwriting, dealing and market making;
- sponsoring mutual funds and investment companies;
- insurance underwriting and agency;
- merchant banking; and
- activities that the Federal Reserve Board has determined to be closely related to banking.

A national bank also may engage, subject to limitations on investment, in activities that are financial in nature, other than insurance underwriting, insurance company portfolio investment, real estate development and real estate investment, through a financial subsidiary of the bank, if the bank is well capitalized, well managed and has at least a satisfactory Community Reinvestment Act rating. Subsidiary banks of a financial holding company or national banks with financial subsidiaries must continue to be well capitalized and well managed in order to continue to engage in activities that are financial in nature without regulatory actions or restrictions, which could include divestiture of the financial in nature subsidiary or subsidiaries. In addition, a financial holding company or a bank may not acquire a company that is engaged in activities that are financial in nature unless each of the subsidiary banks of the financial holding company or the bank has a Community Reinvestment Act rating of satisfactory or better. NB&T Insurance is a financial subsidiary.

Transactions between NB&T Financial and the Bank are subject to statutory limits in Sections 23A and 23B of the Federal Reserve Act, which limit the amounts of such transactions and require that the terms of the transactions be at least as favorable to the Bank as the terms would be of a similar transaction between the Bank and an unrelated party. NB&T Financial and the Bank were in compliance with these requirements and restrictions at December 31, 2007.

The FRB must approve the application of a bank holding company to acquire any bank or savings association.

National Bank Regulation

Office of the Comptroller of the Currency. The OCC is an office in the Department of the Treasury and is subject to the general oversight of the Secretary of the Treasury. The OCC is responsible for the regulation and supervision of all national banks, including the Bank. The OCC issues regulations governing the operation of national banks and, in accordance with federal law, prescribes the permissible investments and activities of national banks. The Bank is authorized to exercise trust powers in accordance with OCC guidelines. National banks are subject to regulatory oversight under various consumer protection and fair lending laws. These laws govern, among other things, truth-in-lending disclosure, equal credit opportunity, fair credit reporting and community reinvestment.

The Bank is required to meet certain minimum capital requirements set by the OCC. These requirements consist of risk-based capital guidelines and a leverage ratio, which are substantially the same as the capital requirements imposed on NB&T Financial. The Bank was in compliance with those capital requirements at December 31, 2007. For the Bank capital ratios, see Note 15 to the Consolidated Financial Statements in Item 8. The OCC may adjust the risk-based capital requirement of a national bank on an individualized basis to take into account risks due to concentrations of credit or nontraditional activities.

The OCC has adopted regulations governing prompt corrective action to resolve the problems of capital deficient and otherwise troubled national banks. At each successively lower defined capital category, a national bank is subject to more restrictive and numerous mandatory or discretionary regulatory actions or limits, and the OCC has less flexibility in determining how to resolve the problems of the institution. In addition, the OCC generally can downgrade a national bank's capital category, notwithstanding its capital level, if, after notice and opportunity for hearing, the national bank is deemed to be engaging in an unsafe or unsound practice, because it has not corrected deficiencies that resulted in it receiving a less than satisfactory examination rating on matters other than capital or it is deemed to be in an unsafe or unsound condition. The Bank's capital at December 31, 2007, met the standards for the highest capital category, a well-capitalized bank.

A national bank is subject to restrictions on the payment of dividends, including dividends to a holding company. The Bank may not pay a dividend if it would cause the Bank not to meet its capital requirements. In addition, the dividends that a Bank subsidiary can pay to its holding company without prior approval of regulatory agencies is limited to net income plus its retained net income for the preceding two years. Based on the current financial condition of the Bank, the Bank does not expect these provisions to affect the current ability of the Bank to pay dividends to NB&T Financial in an amount customary for the Bank.

OCC regulations generally limit the aggregate amount that a national bank can lend to one borrower or aggregated groups of related borrowers to an amount equal to 15% of the bank's unimpaired capital and surplus. A national bank may loan to one borrower an additional amount not to exceed 10% of the association's unimpaired capital and surplus, if the additional amount is fully secured by certain forms of "readily marketable collateral." Loans to executive officers, directors and principal shareholders and their related interests must conform to the OCC lending limits. All transactions between national banks and their affiliates, including NB&T Financial, must comply with Sections 23A and 23B of the Federal Reserve Act.

Federal Deposit Insurance Corporation. The FDIC is an independent federal agency that insures the deposits, up to prescribed statutory limits, of federally insured banks and thrifts and safeguards the safety and soundness of the banking and thrift industries. The FDIC is authorized to establish annual assessment rates for deposit insurance. The FDIC has established a risk-based assessment system for members. Under this system, assessments vary based on the risk the institution poses to its deposit insurance fund. The risk level is determined based on the institution's capital level and the FDIC's level of supervisory concern about the institution. Insurance of deposits may be terminated by the FDIC if it finds that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition enacted or imposed by the institution's regulatory agency.

In February of 2006, President Bush signed into law the Deposit Insurance Reform Act of 2005 and its companion bill, the Deposit Insurance Reform Conforming Amendments Act of 2005 (collectively, the "Deposit Insurance Reform Acts"), which provide for the Bank Insurance Fund and the Savings Association Insurance Fund to be merged into a new Deposit Insurance Fund. The Deposit Insurance Reform Acts provide for several additional changes to the deposit insurance system, including the following:

- Increasing the deposit insurance limit for retirement accounts from $100,000 to $250,000;
- Adjusting the deposit insurance limits (currently $100,000 for most accounts) every five years based on an inflation index, with the first adjustment to be effective on January 1, 2011;
- Providing pass-through deposit insurance for the deposits of employee benefit plans (but prohibiting undercapitalized depository institutions from accepting employee benefit plan deposits);
- Allocating an aggregate of $4.7 billion of one-time credits to offset the premiums of depository institutions based on their assessment bases at the end of 1996;
- Establishing rules for awarding cash dividends to depository institutions, based on their relative contributions to the Deposit Insurance Fund and its predecessor funds, when the Deposit Insurance Fund reserve ratio reaches certain levels; and
- Revising the rules and procedures for risk-based premium assessments.

As a result of the above change, the Bank Insurance Fund and the Savings Association Insurance Fund were merged into the Deposit Insurance Fund in 2006. The Company has not yet experienced an increase in its insurance premiums due to the one-time credits. The Company, however, expects its one time credits to be fully utilized during 2008 resulting in an increase in future insurance premiums.

Federal Reserve Board. The Federal Reserve Act requires national banks to maintain reserves against their net transaction accounts (primarily checking and NOW accounts). The amounts are subject to adjustment by the FRB. At December 31, 2007, the Bank was in compliance with its reserve requirements.

Federal Home Loan Banks. The Federal Home Loan Banks (the FHLBs) provide credit to their members in the form of advances. As a member, the Bank must maintain an investment in the capital stock of the FHLB of Cincinnati in an amount equal to the greater of 1% of the aggregate outstanding principal amount of the Bank's residential real estate loans, home purchase contracts and similar obligations at the beginning of each year, or 5% of its advances from the FHLB. The Bank is in compliance with this requirement with an investment in FHLB of Cincinnati stock having a book value of $8.3 million at December 31, 2007. The FHLB advances are secured by collateral in one or more specified categories. The amount a member may borrow from the FHLB is limited based upon the amounts of various assets held by the member.

Ohio Department of Insurance. The Bank's insurance agency operating subsidiary is subject to the insurance laws and regulations of the State of Ohio and the Ohio Department of Insurance. The insurance laws and regulations require education and licensing of agencies and individual agents, require reports and impose business conduct rules.

Item 1A. Risk Factors

Like all financial companies, NB&T Financial's business and results of operations are subject to a number of risks, many of which are outside of our control. In addition to the other information in this report, readers should carefully consider that the following important factors, among others, could materially impact our business and future results of operations.

Changes in interest rates could adversely affect our financial condition and results of operations.

Our results of operations depend substantially on our net interest income, which is the difference between (i) the interest earned on loans, securities and other interest-earning assets and (ii) the interest paid on deposits and borrowings. These rates are highly sensitive to many factors beyond our control, including general economic conditions, inflation, recession, unemployment, money supply and the policies of various governmental and regulatory authorities. If the interest we pay on deposits and other borrowings increases at a faster rate than the interest we receive on loans and other investments, our net interest income and therefore earnings, could be adversely affected. Earnings could also be adversely affected if the interest we receive on loans and other investments falls more quickly than the interest we pay on deposits and borrowings. While we have taken measures intended to manage the risks of operating in a changing interest rate environment, there can be no assurance that these measures will be effective in avoiding undue interest rate risk.

Increases in interest rates also can affect the value of loans and other assets, including our ability to realize gains on the sale of assets. We originate loans for sale and for our portfolio. Increasing interest rates may reduce the origination of loans for sale and consequently the fee income we earn on such sales. Further, increasing interest rates may adversely affect the ability of borrowers to pay the principal or interest on loans and leases, resulting in an increase in non-performing assets and a reduction of income recognized.

Changes in national and local economic and political conditions could adversely affect our earnings, as our borrowers' ability to repay loans and the value of the collateral securing our loans decline and as loans and deposits decline.

There are inherent risks associated with our lending activities, including credit risk, which is the risk that borrowers may not repay outstanding loans or the value of the collateral securing loans will decrease. Conditions such as inflation, recession, unemployment, changes in interest rates and money supply and other factors beyond our control may adversely affect the ability of our borrowers to repay their loans and the value of collateral securing the loans, which could adversely affect our earnings. Because we have a significant amount of real estate loans, a decline in the value of real estate could have a material adverse affect on us. As of December 31, 2007, 65% of our loan portfolio consisted of commercial and industrial, commercial real estate, real estate construction, installment and agricultural loans, all of which are generally viewed as having more risk of default than residential real estate loans and all of which, with the exception of installment loans, are typically larger than residential real estate loans. Residential real estate loans held in the portfolio are typically originated using conservative underwriting standards that does not include sub-prime lending. We attempt to manage credit risk through a program of underwriting standards, the review of certain credit decisions and an on-going process of assessment of the quality of the credit already extended. Economic and political changes could also adversely affect our deposits and loan demand, which could adversely affect our earnings and financial condition. Since substantially all of our loans are to individuals and businesses in Ohio, any decline in the economy of this market area could have a materially adverse effect on our credit risk and on our deposit and loan levels.

Recent developments in the residential mortgage and related markets and the economy may adversely affect on business

Recently, the residential mortgage market in the United States, including Ohio, has been negatively impacted by several economic factors. Included among those factors are increasing rates and payments on adjustable-rate mortgages, decreasing housing values and increased credit standards for borrowers. As a result, across Ohio and the United States, delinquencies, foreclosures and losses with respect to residential construction and mortgage loans have increased and may continue to increase. Additionally, the lower housing prices and appraisal values may result in additional delinquencies and loan losses. While the residential real estate loans held in our portfolio are typically originated using conservative underwriting standards and do not include sub-prime loans, we do originate and hold fixed- and adjustable-rate loans and residential construction loans. If the residential loan market continues to deteriorate, especially in Ohio and our local markets, our financial condition and results of operation could be adversely affected.

We operate in an extremely competitive market, and our business will suffer if we are unable to compete effectively.

In our market area, we encounter significant competition from other banks, savings and loan associations, credit unions, mortgage banking firms, securities brokerage firms, asset management firms and insurance companies. The increasingly competitive environment is a result primarily of changes in regulation and the accelerating pace of consolidation among financial service providers. NB&T Financial is smaller than many of our competitors. Many of our competitors have substantially greater resources and lending limits than we do and may offer services that we do not or cannot provide.

Legislative or regulatory changes or actions could adversely impact the financial services industry.

The financial services industry is extensively regulated. Banking laws and regulations are primarily intended for the protection of consumers, depositors and the deposit insurance funds, not to benefit our shareholders. Changes to laws and regulations or other actions by regulatory agencies may negatively impact us, possibly limiting the services we provide, increasing the ability of non-banks to compete with us or requiring us to change the way we operate. Regulatory authorities have extensive discretion in connection with their supervisory and enforcement activities, including the ability to impose restrictions on the operation of an institution and the ability to determine the adequacy of an institution's allowance for loan losses. Failure to comply with applicable laws, regulations and policies could result in sanctions being imposed by the regulatory agencies, including the imposition of civil money penalties, which could have a material adverse effect on our operations and financial condition. The significant federal and state banking regulations that affect us are described in this annual report under the heading "Regulation."

Our ability to pay cash dividends is limited.

We are dependent primarily upon the earnings of our operating subsidiaries for funds to pay dividends on our common shares. The payment of dividends by us and our subsidiaries is subject to certain regulatory restrictions. As a result, any payment of dividends in the future will be dependent, in large part, on our ability to satisfy these regulatory restrictions and our subsidiaries' earnings, capital requirements, financial condition and other factors. Although our financial earnings and financial condition have allowed us to declare and pay periodic cash dividends to our shareholders, there can be no assurance that our dividend policy or size of dividend distribution will continue in the future.

The preparation of financial statements requires management to make estimates about matters that are inherently uncertain.

Management's accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. Our management must exercise judgment in selecting and applying many of these accounting policies and methods in order to ensure that they comply with generally accepted accounting principles and reflect management's judgment as to the most appropriate manner in which to record and report our financial condition and results of operations. One of the most critical estimates is the level of the allowance of loan losses. Due to the inherent nature of these estimates, we cannot provide absolute assurance that we will not significantly increase the allowance for loan losses or sustain loan losses that are significantly higher than the provided allowance.

Trading in our common shares is very limited, which may adversely affect the time and the price at which you can sell your NB&T Financial common shares.

Although the common shares of NB&T Financial are quoted on The NASDAQ Capital Market, trading in NB&T Financial's common shares is not active, and the spread between the bid and the asked price is often wide. As a result, you may not be able to sell your shares on short notice, and the sale of a large number of shares at one time could temporarily depress the market price. The price at which you may be able to sell your common shares may be significantly lower than the price at which you could buy NB&T Financial common shares at that time.

Our organizational documents and the large percentage of shares controlled by management and family members of management may have the effect of discouraging a third party from acquiring us.

Our articles of incorporation and code of regulations contain provisions that make it more difficult for a third party to gain control or acquire us without the consent of the board of directors. These provisions could also discourage proxy contests and may make it more difficult for dissident shareholders to elect representatives as directors and take other corporate actions. Moreover, as of March 3, 2008, directors and executive officers controlled the vote of 19.0% of the outstanding common shares of NB&T Financial in addition to the 3.3% of the outstanding shares with respect to which the Bank controls the vote as trustee and an additional 29.9% owned by relatives of a director. The provisions in our articles and code of regulations and the percentage of voting control by NB&T Financial affiliates and relatives could have the effect of delaying or preventing a transaction or a change in control that a shareholder might deem to be in the best interests of that shareholder.

Item 1B. Unresolved Staff Comments

Not applicable

Item 2. Properties

NB&T Financial and the Bank own and occupy their main offices located at 48 North South Street, Wilmington, Ohio. The Bank also owns or leases 17 full-service branch offices and one remote drive-through ATM facility, all of which are located in Brown, Clermont, Clinton, Highland, and Warren Counties in Ohio. The Bank owns a building at 1600 West Main Street, Wilmington, Ohio, which serves as an operation center for the Bank and houses the Bank's insurance agency.

Item 3. Legal Proceedings

Neither NB&T Financial nor the Bank is presently involved in any legal proceedings of a material nature. From time to time, the Bank is a party to legal proceedings incidental to its business to enforce its security interest in collateral pledged to secure loans made by the Bank.

Item 4. Submission of Matters to a Vote of Security Holders

None

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

There were 3,178,312 common shares of the Company outstanding on December 31, 2007 held of record by approximately 393 shareholders of record other than brokers, banks and depositories, and approximately an additional 417 beneficial owners holding their shares in the names of brokers, banks and depositories. Dividends per share declared were $0.28 per share in each quarter in 2007 and were $0.27 per share in each quarter in 2006.

The Company's shares trade on the NASDAQ Capital Market (formerly Nasdaq SmallCap Market) under the symbol NBTF. The following table summarizes the quarterly common stock prices and dividends declared for the last two years.

	2007			2006		
	High	Low	Dividend	High	Low	Dividend
Fourth Quarter	$20.52	$19.39	$0.28	$20.99	$19.30	$0.27
Third Quarter	21.15	19.51	0.28	21.35	19.51	0.27
Second Quarter	21.85	20.75	0.28	21.06	20.00	0.27
First Quarter	21.48	19.72	0.28	21.50	20.20	0.27

As a national bank, the Bank is subject to restrictions on the payment of dividends to the Company, which could restrict the ability of the Company to pay dividends. The Bank may not pay a dividend if it would cause the Bank not to meet its capital requirements. In addition, without regulatory approval, the Bank is limited to paying dividends equal to net income to date in the fiscal year plus its retained net income for the preceding two years.

The Company has an equity plan under which the Company may grant options, restricted stock and stock appreciation rights to selected directors and employees for up to 270,000 common shares of the Company. The Company also has a stock option plan that has been terminated but under which options to purchase shares remain exercisable. Finally, an option to purchase 30,000 shares was awarded to Mr. Limbert upon his employment. These options may be exercised at $20.88, vest over five years and expire in 2016. The following table summarizes the securities authorized for issuance at December 31, 2007 under all equity compensation plans in existence at that date:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders:			
2007 Equity Plan	62,000	$20.73	208,000
1992 Nonqualified Stock Option Plan (Terminated 2007)	95,000	24.28	0
Equity compensation plans not approved by security holders	30,000	20.88	0
Total	187,000	$22.56	208,000

Unregistered Sales of Equity Securities and Use of Proceeds

None

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (1)	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs (1)
10/1/07 to 10/31/07	1,538	$20.19	1,538	154,946
11/1/07 to 11/30/07	250	$20.35	250	154,696
12/1/07 to 12/31/07	41,816	$20.50	41,816	112,880
Total	43,604	$20.49	43,604	112,880

(1) The Company has one publicly announced stock repurchase plan. The repurchase plan was announced April 24, 2007 and authorized the repurchase of up to 170,000 shares of common stock. Through December 31, 2007, 57,120 shares have been repurchased under the plan, which expires April 2008.

Performance Graph

The following line graph compares the yearly percentage change in NBTF's cumulative total shareholder return against the cumulative return of The NASDAQ Composite Index, which includes all Nasdaq domestic and international based common type stocks listed on The NASDAQ Stock Market, and an index of banks with total assets of $500 million to $1 billion. The graph assumes the investment of $100 on December 31, 2002. Cumulative total shareholder return is measured by dividing (i) the sum of (A) the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and (B) the difference between the price of NBTF's common shares at the end and at the beginning of the measurement period; by (ii) the price of NBTF's common shares at the beginning of the measurement period.

NB&T Financial Group, Inc.


Total Return Performance
NB&T Financial Group, Inc.
NASDAQ Composite
SNL Bank $500M-$1B Index
Index Value
225
200
175
150
125
100
75
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07

	Period Ending					
Index	**12/31/02**	**12/31/03**	**12/31/04**	**12/31/05**	**12/31/06**	**12/31/07**
NB&T Financial Group, Inc.	100.00	142.03	131.91	101.73	104.06	106.71
NASDAQ Composite	100.00	150.01	162.89	165.13	180.85	198.60
SNL Bank $500M-$1B Index	100.00	144.19	163.41	170.41	193.81	155.31

Item 6. Selected Financial Highlights
(Dollars and shares in thousands, except per share data)

	2007	2006	2005	2004	2003
Consolidated Statements of Income					
Interest income	$ 32,947	$ 34,096	$ 32,886	$ 32,135	$ 34,904
Interest expense	14,276	15,795	13,768	11,904	13,371
Net interest income	18,671	18,301	19,118	20,231	21,533
Provision for loan losses	135	1,330	775	1,900	3,919
Non-interest income	8,240	7,852	8,367	9,239	9,415
Non-interest expenses	21,316	23,312	21,868	21,552	22,471
Income before income taxes	5,460	1,511	4,842	6,018	4,558
Income taxes	1,028	(345)	737	1,064	454
Net income	$ 4,432	$ 1,856	$ 4,105	$ 4,954	$ 4,104
Per Share Data					
Basic earnings per share	$ 1.39	$ .58	$ 1.30	$ 1.57	$ 1.31
Diluted earnings per share	1.39	.58	1.30	1.56	1.30
Dividends per share	1.12	1.08	1.04	1.00	.96
Book value at year end	18.52	18.01	18.10	18.16	17.59
Weighted average shares outstanding—basic	3,188	3,175	3,162	3,148	3,133
Weighted average shares outstanding—diluted	3,190	3,176	3,168	3,166	3,152
Consolidated Balance Sheets (Year End)					
Total assets	$518,922	$555,182	$650,248	$645,323	$664,928
Securities	89,285	82,896	171,567	169,745	191,802
Loans	357,763	410,221	417,623	402,839	409,821
Allowance for loan losses	3,594	4,762	4,058	4,212	4,830
Deposits	420,254	453,268	447,626	452,593	450,500
Long-term debt	34,810	36,748	109,039	111,673	132,519
Total shareholders' equity	58,883	58,223	58,498	58,601	56,696
Selected Financial Ratios					
Return on average assets	0.82%	0.30 %	0.63%	0.75%	0.60%
Return on average equity	7.53	3.21	6.98	8.57	7.06
Dividend payout ratio	80.58	186.21	80.00	63.69	73.28
Net interest margin	3.78	3.26	3.16	3.31	3.38
Non-interest expense to total revenue	79.21	89.14	79.56	78.17	72.61
Average loans to average total assets	71.62	69.34	62.26	61.80	58.42
Average equity to average total assets	10.94	9.48	8.99	8.74	8.49
Total risk-based capital ratio (at year end)	17.69	15.69	14.96	15.06	14.57
Ratio of non-performing loans to total loans	0.55	2.04	1.96	0.71	1.43
Ratio of loan loss allowance to total loans	1.00	1.16	.97	1.05	1.18
Ratio of loan loss allowance to non- performing loans	181	57	50	147	83
Net charge-offs to average loans	0.34	0.15	0.23	0.62	0.77

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis comparing 2007 to prior years should be read in conjunction with the audited consolidated financial statements at December 31, 2007 and 2006 and for the three years ended December 31, 2007.

FORWARD-LOOKING STATEMENTS

Statements preceded by, followed by or that otherwise include the words "believes," "expects," "anticipates," "intends," "estimates," "plans," "may increase," "may fluctuate," "will likely result," and similar expressions or future or conditional verbs such as "will," "should," "would," and "could" are generally forward-looking in nature and not historical facts. Results could differ materially from those expressed in such forward-looking statements due to a number of factors, including (1) changes in interest rates; (2) changes in national and local economic and political conditions; (3) competitive pressures in the retail banking, financial services, insurance and other industries; (4) changes in laws and regulations, including changes in accounting standards; (5) changes in policy by regulatory agencies; and (6) changes in the securities markets. Any forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions, and actual results could differ materially from those contemplated by those forward-looking statements. Many of the factors that will determine these results are beyond the Company's ability to control or predict. The Company disclaims any duty to update any forward-looking statements, all of which are qualified by the statements in this section. See Item 1.A. "Risk Factors" in this annual report for further discussion of the risks affecting the business of the Company and the value of an investment in its shares.

RESULTS OF OPERATIONS

EXECUTIVE SUMMARY

Net income for 2007 was $4.4 million, or $1.39 per diluted share, compared to net income of $1.9 million, or $.58 per diluted share, for 2006. The earnings improvement was across the board with increases in net interest income and non-interest income, and decreases in the loan loss provision and non-interest expenses.

Net income for 2006 was $1.9 million, or $.58 per diluted share, compared to $4.1 million, or $1.30 per diluted share in 2005. In 2006, the Company undertook several initiatives to restructure its balance sheet, which reduced earnings for 2006. The Company incurred approximately $1.4 million in prepayment penalties from the early payoff of approximately $47.2 million in Federal Home Loan Bank debt. In addition, the Bank sold securities to reduce borrowings and fund a branch sale. The security losses were approximately $1.3 million, which was partially offset by a $1.1 million pre-tax gain on the branch sale in the fourth quarter of 2006.

NET INTEREST INCOME

Net interest income, the difference between interest income earned on interest-earning assets and interest expense incurred on interest-bearing liabilities, is the most significant component of the Company's earnings. Net interest income is affected by changes in the volumes, rates and composition of interest-earning assets and interest-bearing liabilities. Table 1 reflects the components of the Company's net interest income for each of the three years ended December 31, 2007, setting forth: (i) average assets, liabilities and shareholders' equity, (ii) interest income earned on interest-earning assets and interest expense incurred on interest-bearing liabilities, (iii) average yields earned on interest-earning assets and interest expense incurred on interest-bearing liabilities, and (iv) the net interest margin (i.e., net interest income divided by average interest-earning assets). Non-accrual loans have been included in the average loan balances.

TABLE 1—NET INTEREST INCOME AND NET INTEREST MARGIN
(Dollars in thousands)

	2007			2006			2005		
	Average Outstanding Balance	Yield/ Rate	Interest Earned/ Paid	Average Outstanding Balance	Yield/ Rate	Interest Earned/ Paid	Average Outstanding Balance	Yield/ Rate	Interest Earned/ Paid
Loans (1)	$385,857	7.18%	$27,699	$422,452	6.74%	$28,460	$407,766	6.26%	$25,535
Securities	91,504	4.87	4,453	135,119	4.03	5,441	184,072	3.77	6,938
Deposits in banks	1,160	4.43	51	266	5.57	15	670	2.66	17
Federal funds sold	15,146	4.91	744	3,658	4.91	180	13,374	2.96	396
Total interest-earning assets	493,667	6.67	32,947	561,495	6.07	34,096	605,882	5.43	32,886
Non-earning assets	44,382			47,794			49,080		
Total assets	$538,049			$609,289			$654,962		
Non-interest-bearing demand deposits	$ 56,571	—	—	$ 62,059	—	—	$ 56,534	—	—
Interest-bearing demand deposits	83,572	.93	781	97,417	.87	848	110,518	.48	532
Savings deposits	119,484	2.73	3,267	108,077	2.17	2,348	92,.518	.78	725
Time deposits	180,373	4.53	8,175	199,753	4.02	8,022	190,375	3.00	5,715
Short-term borrowings	870	4.72	41	34,641	4.75	1,645	31,749	2.99	951
Junior subordinated debentures	9,344	7.96	744	8,248	8.65	713	8,248	6.81	562
FHLB advances	25,738	4.93	1,268	44,263	5.01	2,219	102,007	5.18	5,283
Total interest-bearing liabilities	419,381	3.40	14,276	492,399	3.21	15,795	535,415	2.57	13,768
Non-interest bearing liabilities	59,387			59,112			60,693		
Capital	59,281			57,778			58,854		
Total liabilities and capital	$538,049			$609,289			$654,962		
Net interest income			$18,671			$18,301			$19,118
Net interest margin		3.78%			3.26%			3.16%	

(1) Includes nonaccrual loans and loan fees.

Net interest income increased to $18.7 million in 2007 from $18.3 million in 2006 with an increase in the Company's net interest margin from 3.26% in 2006 to 3.78% in 2007. Interest income was $32.9 million for 2007 compared to $34.1 million in 2006, which is the result of lower loan volumes. Total interest expense decreased $1.5 million to $14.3 million in 2007 from $15.8 million last year. The decrease is primarily the result of the reduction in Federal Home Loan Bank advances, short-term borrowings and time deposits. These liability decreases, along with reductions in the investment and indirect loan portfolios, were all part of last year's balance sheet restructuring to improve the Company's net interest margin.

Net interest income declined to $18.3 million in 2006 from $19.1 million in 2005; however, the Company's net interest margin increased to 3.26% for 2006 from 3.16% in 2005. Interest income increased $1.2 million to $34.1 million in 2006, while average interest-earning assets declined approximately 7.3% to $561.5 million. The average yield on earning assets increased to 6.07% in 2006 from 5.43% in 2005 with a shift in earning assets from investment securities to higher-yielding loans. Interest expense increased $2.0 million to $15.8 million in 2006 and average interest-bearing liabilities declined approximately 8.0% to $492.4 million. The average rate on interest-bearing liabilities increased to 3.21% in 2006 from 2.57% in 2005. This increased rate is largely the result of increased competitive rates on money market accounts, short-term certificates of deposit and short-term borrowings, resulting from an increase in the targeted federal funds rate of 100 basis points from 4.25% to 5.25% in 2006.

Net interest income may also be analyzed by segregating the volume and rate components of interest income and interest expense. Table 2 presents an analysis of increases and decreases in interest income and expense in terms of changes in volume and interest rates during the three years ended December 31, 2007. Changes attributable to rate and volume are allocated to both rate and volume on an equal basis.

TABLE 2—NET INTEREST INCOME—RATE/VOLUME ANALYSIS
(Dollars in thousands)

	Years ended December 31, 2007 vs. 2006 Increase (decrease) due to			Years ended December 31, 2006 vs. 2005 Increase (decrease) due to		
	Volume	Rate	Total	Volume	Rate	Total
Interest income attributable to:						
Loans	$(2,527)	$1,766	$ (761)	$ 958	$ 1,968	$ 2,926
Securities	(1,939)	951	(988)	(1,908)	411	(1,497)
Deposits in banks	(117)	(11)	(128)	(17)	14	(3)
Federal funds sold	779	(50)	729	(382)	166	(216)
Total interest-earning assets	(3,804)	2,656	(1,148)	(1,349)	2,559	1,210
Interest expense attributable to:						
Interest-bearing deposits	(650)	1,655	1,005	827	3,419	4,246
Short-term borrowings	(1,600)	(4)	(1,604)	112	583	695
Junior subordinated debentures	91	(60)	31	0	151	151
FHLB advances	(921)	(30)	(951)	(2,943)	(122)	(3,065)
Total interest-bearing liabilities	(3,080)	1,561	(1,519)	(2,004)	4,031	2,027
Net interest income	$ (724)	$1,095	$ 371	$ 655	$(1,472)	$ (817)

NON-INTEREST INCOME

Table 3 details the components of non-interest income, excluding securities gains and losses, and the percentage change from the two previous years. Total non-interest income was $8.2 million in 2007, $9.2 million in 2006, and $8.3 million in 2005. The non-interest income in 2006 included a $1.1 million gain on sale of a branch. Service charges on deposits decreased 3.6% in 2007 largely due to a decreased fees on overdrawn accounts and an increase of $6.6 million in average free checking account balances. Service charges on deposits declined 2.4% in 2006 largely due to decreased fees on overdrawn accounts and lower service charges on business checking accounts resulting from an increase in the average earnings credit. Other service charges and fees increased in 2007 and 2006 due to additional fee income on debit card transactions. Bank owned life insurance ("BOLI") income increased to $511,000 in 2007 compared to $465,000 in 2006 and $438,000 in 2005, due to an increase in the yield on the underlying investments. Other income increased to $1,067,000 in 2007 due to increased gains on loan sales and fee income on cash management sweep services.

TABLE 3—NON-INTEREST INCOME
(Dollars in thousands)

	2007	2006	2005	Percent Change 2007 vs. 2006	Percent Change 2006 vs. 2005
Trust	$ 939	$ 944	$1,009	(.53)%	(6.44)%
Service charges on deposits	2,347	2,435	2,496	(3.61)	(2.44)
Other service charges	976	926	793	5.40	16.77
Insurance agency commissions	2,400	2,436	2,485	(1.48)	(1.97)
Income from BOLI	511	465	438	9.89	6.16
Gain on sale of branch	—	1,099	—	NM	NM
Other	1,067	889	1,045	20.02	(14.93)
Total	$8,240	$9,194	$8,266	(10.38)%	11.23%

There were no security sales in 2007. In 2006, securities of $66.3 million were sold at a net loss of $1.3 million in order to reduce long-term borrowings and fund the sale of a branch. In 2005, the Company had a net gain of $101,000 on security sales.

NON-INTEREST EXPENSE

Table 4 details the components of non-interest expense and the percentage change from the two previous years

TABLE 4—NON-INTEREST EXPENSE
(Dollars in thousands)

	2007	2006	2005	Percent Change 2007 vs. 2006	Percent Change 2006 vs. 2005
Salaries & employee benefits	$11,584	$11,572	$11,592	.10%	(.17)%
Occupancy	1,687	1,699	1,866	(.71)	(8.95)
Equipment	1,541	1,689	1,954	(8.76)	(13.56)
Data processing	1,009	910	810	10.88	12.35
Professional fees	1,514	1,588	1,711	(4.66)	(7.19)
Marketing	546	941	626	(41.98)	50.32
Printing, postage and supplies	787	872	702	(9.75)	24.22
State franchise tax	751	746	748	.67	(.27)
Prepayment penalty on FHLB debt	—	1,363	—	NM	NM
Amortization of intangibles	474	665	681	(28.72)	(2.35)
Other	1,423	1,267	1,178	12.31	7.56
Total	$21,316	$23,312	$21,868	(8.56)%	6.60%

Total non-interest expense in 2006 included prepayment penalties of $1.4 million on the payoff of $47.2 million in long-term FHLB advances. Salaries and benefits expense, which is the largest component of non-interest expense, remained relatively unchanged at $11.6 million for the past three years. Professional fees, marketing and printing, postage and supplies expenses were $554,000 higher in 2006, compared to 2007, $554,000 in 2007 due to the launch on the Company's new corporate brand. Amortization expense declined in 2007 from 2006 due to sale of a previously acquired branch in 2006. Other expenses were higher in 2007 due to net losses on OREO sales of $205,000.

INCOME TAXES

In 2007, the effective tax rate was 18.8%. Due to the security losses and prepayment penalty on FHLB advances with relatively the same level of tax-exempt income and tax-deductible expenses, the Company had a tax benefit for 2006. In 2005, the effective tax rates were 15.2%.

FINANCIAL CONDITION

ASSETS

Total assets declined from $555.2 million at December 31, 2006 to $518.9 million at December 31, 2007. In 2006, the Company decided to exit the indirect car loan business, and as a result, the indirect loan portfolio declined to $28.9 million at the end of 2007 from $48.2 million at the end of 2006. In addition, commercial loan volume declined in 2007 with total commercial loans down approximately $13.7 million.

SECURITIES

The following table sets forth the composition of the Bank's securities portfolio, based on amortized cost, at the dates indicated:

TABLE 5—SECURITIES PORTFOLIO
(Dollars in thousands)

	At December 31,		
	2007	2006	2005
Securities available for sale:			
U.S. Government agencies and sponsored entities	$14,581	$28,796	$ 80,268
U.S. Government agency and sponsored entity mortgage-backed securities	2,400	3,185	16,337
Other mortgage-backed securities	38,570	17,155	38,914
Municipals	32,725	33,623	37,480
Other securities	10	10	10
Total securities available for sale	$88,286	$82,769	$173,009

The Company increased its securities portfolio from $82.8 million at December 31, 2006 to $88.3 million at December 31, 2007 as loan demand declined. Excess liquid funds were invested in whole loan securities. In 2006, total securities declined $90.2 million to $82.8 million, compared to $173.0 million at December 31, 2005.

Approximately $93.7 million in securities were sold in 2006 to pay off Federal Home Loan Bank debt and fund the sale of one branch. In addition, most of the Company's repurchase agreements were moved to a third-party cash management fund in the third and fourth quarters of 2006, reducing the amount of securities necessary for pledging.

The following table sets forth the amortized cost of the Bank's securities portfolio at December 31, 2007. Expected maturities of individual securities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Mortgage-backed securities are presented in the table based on current prepayment assumptions. U.S. Government agency and sponsored entity notes, as well as municipal securities, are categorized based on contractual maturity. Yields do not include the effect of income taxes.

TABLE 6—SECURITIES PORTFOLIO REPRICING
(Dollars in thousands)

	One Year or Less		Over 1 Year Through 5 Years		Over 5 Years Through 10 Years		Over 10 Years		Total	
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield
Securities available for sale:										
U.S. Government sponsored entity notes	$11,987	4.27%	$ 2,594	4.10%	$ —	— %	$ —	— %	$14,581	4.24%
U.S. Government agency and sponsored entity mortgage-backed securities	269	6.05	2,131	4.76	—	—	—	—	2,400	4.93
Other mortgage-backed securities	4,225	3.89	32,410	5.16	1,935	6.06	—	—	38,570	5.07
Municipals	100	4.50	567	3.36	7,633	4.61	24,425	5.32	32,725	5.12
Other securities	—		—		—		10	—	10	—
Total securities available for sale	$16,581	4.20	$37,702	5.04	$9,568	4.90	$24,435	5.32	$88,286	4.95

LOANS

Table 7 shows loans outstanding at period end by type of loan. Commercial and industrial loans declined from $89.6 million in 2003 to $62.5 million in 2007. The decline in the commercial and industrial loan portfolio has been largely offset by an increase in commercial real estate, which increased from $35.4 million in 2003 to $95.8 million in 2007, although total commercial industrial and commercial real estate loans were down $4.9 million in 2007 due to decreased loan demand. Commercial construction loans also decreased in 2007 by approximately $10.3 million. There was an increase in agricultural loan balances in 2007 of approximately $2.0 million. The Company continues to focus its commercial lending on small- to medium-sized companies with established track records in the Company's market area.

Residential real estate loans declined $15.2 million to $124.8 million in 2007. One to four-family real estate loans decreased approximately $11.5 million due to increased originations of loans for sale in the secondary market. Home equity loans decreased approximately $3.7 million due to lower volume. Currently, the Company has approximately $22.4 million in residential real estate loans with a loan-to-value ratio greater than 80% for which private mortgage insurance has not been required. The Company does not offer residential real estate loan products with negative amortization.

Installment loans outstanding decreased $23.7 million to $40.6 million in 2007 from $64.2 million at December 31, 2006. Most of this decline is the result of the Company discontinuing its indirect lending activity in the third quarter of 2006. Installment have declined from 21.5% of the total loan portfolio at the end of 2003 to 11.3% of the total portfolio at the end of 2007, due to decreased demand for direct personal loans and the exit from indirect lending business.

The Company has avoided concentration of commercial lending in any one industry. As of December 31, 2007, the highest commercial lending concentration was 8.1% for commercial rental real estate properties.

TABLE 7—LOAN PORTFOLIO
(Dollars in thousands)

	At December 31,				
	2007	2006	2005	2004	2003
Commercial & industrial	$ 62,455	$ 76,182	$ 82,898	$ 90,136	$ 89,621
Commercial real estate	95,801	87,018	82,616	55,565	35,399
Real estate construction	9,203	19,958	9,743	13,114	11,296
Agricultural	24,910	22,916	23,468	22,210	22,841
Residential real estate	124,849	140,083	148,358	149,120	158,880
Installment	40,552	64,204	70,696	72,926	88,009
Other	—	—	—	—	4,011
Deferred net origination costs	(7)	(140)	(156)	(232)	(322)
Total	$357,763	$410,221	$417,623	$402,839	$409,735

Table 8 shows the amount of commercial, construction and agricultural loans outstanding as of December 31, 2007, which, based on contractual maturities, are due in the periods indicated. The table also sets forth the amounts of loans due after one year from December 31, 2007, which have predetermined rates and which have floating or adjustable rates.

TABLE 8—LOAN MATURITIES AND PRICE SENSITIVITY
(Dollars in thousands)

	Due in 1 Year or Less	Due After 1 Year to 5 Years	Due after 5 Years	Total
Commercial and industrial	$18,431	$ 15,003	$ 29,021	$ 62,455
Commercial real estate	12,492	6,841	76,468	95,801
Real estate construction	7,662	1,349	192	9,203
Agricultural	9,276	4,030	11,604	24,910
Total	$47,861	$ 27,223	$117,285	$192,369

	Predetermined Rates	Floating or Adjustable Rates	Total
Commercial and industrial	$16,586	$ 45,869	$ 62,455
Commercial real estate	4,371	91,430	95,801
Real estate construction	3,439	5,764	9,203
Agricultural	5,851	19,059	24,910
Total	$30,247	$162,122	$192,369

NON-PERFORMING ASSETS

Table 9 shows the amount of non-performing assets outstanding as of December 31 for each of the last five years:

TABLE 9—NON-PERFORMING ASSETS
(Dollars in thousands)

	2007	2006	2005	2004	2003
Non-accrual loans	$1,729	$8,365	$8,178	$2,874	$5,599
Accruing loans 90 days or more past due	253	0	0	0	248
Renegotiated loans	0	0	0	0	0
Other real estate owned	176	1,154	334	389	637
Total non-performing assets	$2,158	$9,519	$8,512	$3,263	$6,484
RATIOS					
Non-performing assets to total loans and other real estate owned	.60%	2.31%	2.04%	.81%	1.58%
Ratio of loan loss allowance to non-performing loans	181	57	50	147	83

The Company's policy is to place a commercial loan on non-accrual status when it reaches 90 days past due and any of the following conditions exist: 1) the borrower cannot meet the payment obligations under the loan; 2) full payment of principal and interest is not expected; 3) the borrower has filed for bankruptcy and a plan of reorganization or liquidation is not imminent; or 4) foreclosure action has been initiated. All other loans are typically placed on non-accrual status when legal action or charge-off is anticipated but no later than 120 days past due. The amount of non-accrual loans was $1.7 million at year-end 2007, compared to $8.4 million at year-end 2006, and included primarily one large commercial loan relationship of $553,000 with a gas station/ convenience store. The decrease of $6.6 million between December 31, 2006 and December 31, 2007 is primarily due to the return to accrual status of one $4.6 million relationship and the charge-off of $680,000 on one commercial real estate relationship.

Other real estate owned increased in 2006 primarily due to adding one residential property for $745,000 associated with the relocation of the Company's new Chief Executive Officer. This property was sold in November 2007.

Interest income recognized in 2007 on non-accrual loans outstanding at December 31, 2007 was $0; however, interest income that would have been recognized had the loans been accruing would have been approximately $135,000.

ALLOWANCE FOR LOAN LOSSES

The provision for loan losses was decreased to $135,000 in 2007 from $1.3 million in 2006. The lower provision for loan losses in 2007 is a result of two factors. First, non-performing loans were down approximately $6.4 million at December 31, 2007 compared to December 31, 2006. As a result, the ratio of non-performing loans to total loans dropped to 0.55% at December 31, 2007 from 2.04% last year. Secondly, actual loan balances at December 31, 2007 were down $52.5 million from December 31, 2006 with the largest decrease in consumer loans, which had the highest historical loss experience. The percentage of the allowance for loan losses to total loans was 1.00% at December 31, 2007.

The provision for loan losses charged to expense was $1.3 million in 2006, an increase of $555,000 from the provision of $775,000 recorded in 2005, which was a decrease from $1.9 million in 2004. The higher provision for loan losses in 2006 is a result of increased bankruptcy filings by bank customers associated with recent bankruptcy law changes and additional specific reserves on commercial loans. Net charge-offs were $626,000, or 0.15% of average loans outstanding, in 2006, compared to $929,000, or 0.23%, for the same period in 2005.

Table 10 shows selected information relating to the Company's allowance for loan losses. The allowance is maintained to absorb potential losses in the portfolio. If, as a result of charge-offs or increases in risk characteristics of the loan portfolio, the reserve is below the level considered by management to be adequate to absorb possible future loan losses, the provision for loan losses is increased. Loans deemed not collectible are charged off and deducted from the reserve. Recoveries on loans previously charged off are added to the reserve.

TABLE 10—ALLOWANCE FOR LOAN LOSSES
(Dollars in thousands)

	December 31,				
	2007	2006	2005	2004	2003
Balance at beginning of period	$ 4,762	$ 4,058	$ 4,212	$ 4,830	$ 4,010
Charge-offs:					
Commercial and industrial	(140)	(39)	(93)	(514)	(696)
Commercial real estate	(826)	(195)	(27)	(501)	(88)
Real estate construction	—	—	—	—	(9)
Agricultural	(17)	(29)	(77)	(173)	(35)
Residential real estate	(123)	(148)	(178)	(625)	(1,039)
Installment	(658)	(806)	(1,133)	(1,385)	(1,385)
Other	—	—	—	—	(316)
Total charge-offs	(1,764)	(1,217)	(1,508)	(3,198)	(3,622)
Recoveries:					
Commercial and industrial	39	55	39	119	200
Commercial real estate	118	94	89	51	6
Real estate construction	—	—	—	—	9
Agricultural	13	22	11	41	—
Residential real estate	76	37	40	88	37
Installment	215	383	400	271	255
Other	—	—	—	110	16
Total recoveries	461	591	579	680	523
Net charge-offs	(1,303)	(626)	(929)	(2,518)	(3,099)
Provision for possible loan losses	135	1,330	775	1,900	3,919
Balance at end of period	$ 3,594	$ 4,762	$ 4,058	$ 4,212	$ 4,830
Ratio of net charge-offs to average loans outstanding during the period	0.34%	0.15%	0.23%	0.62%	0.77%
Average loans outstanding	$385,370	$422,452	$407,766	$408,779	$400,008

In 2006, the loan loss provision was increased $1.3 million for two large commercial loan relationships. One relationship was subsequently charged off in 2007 for approximately $680,000, and the other relationship was subsequently resolved with no loss to the Company. The allowance for loan losses as a percent of total loans at December 31 was 1.00% in 2007, 1.16% in 2006, and .97% in 2005.

The allowance is maintained to absorb losses in the portfolio. Management's determination of the adequacy of the reserve is based on reviews of specific loans, loan loss experience, general economic conditions and other pertinent factors. If, as a result of charge-offs or increases in risk characteristics of the loan portfolio, the reserve is below the level considered by management to be adequate to absorb possible loan losses, the provision for loan losses is increased. Loans deemed not collectible are charged off and deducted from the reserve. Recoveries on loans previously charged off are added to the reserve.

The Company allocates the allowance for loan losses to specifically classified loans and non-classified loans generally based on the one- and three-year net charge-off history. In assessing the adequacy of the allowance for loan losses, the Company considers three principal factors: (1) the one- and three-year rolling average charge-off percentage applied to the current outstanding balance by portfolio type; (2) specific percentages applied to individual loans estimated by management to have a potential loss; and (3) estimated losses attributable to economic conditions. Economic conditions considered include unemployment levels, the condition of the agricultural business, and other local economic factors. Table 11 shows the allocation of the allowance for loan losses as of December 31, 2007.

TABLE 11—ALLOCATION OF ALLOWANCE FOR LOAN LOSSES
(Dollars in thousands)

	December 31,				
	2007	2006	2005	2004	2003
Commercial and industrial	$ 222	$ 989	$ 854	$ 679	$ 615
Commercial real estate	2,065	2,265	1,094	1,064	2,134
Real estate construction	3	3	59	73	164
Agricultural	20	44	20	105	1,220
Residential real estate	622	369	547	556	577
Installment	362	721	1,062	1,201	27
Unallocated	303	338	422	534	93
Total	$3,594	$4,762	$4,058	$4,212	$4,830
Percent of loans in each category to total loans					
Commercial and industrial	17.0%	19.0%	20.0%	22.0%	22.0%
Commercial real estate	27.0	21.0	20.0	14.0	9.0
Real estate construction	3.0	5.0	2.0	3.0	3.0
Agricultural	7.0	5.0	5.0	6.0	6.0
Residential real estate	35.0	34.0	36.0	37.0	38.0
Installment	11.0	16.0	17.0	18.0	21.0
Other	0.0	0.0	0.0	0.0	1.0
Total	100.0%	100.0%	100.0%	100.0%	100.0%

OTHER ASSETS

In September 2000, $10 million was used to purchase bank owned life insurance with a cash surrender value that increases tax-free during future years at an adjustable rate. At December 31, 2007, the cash surrender value was $13.6 million. The intangible assets consisted of core deposit intangibles of $1.1 million, which is amortized over the expected life of the related core deposits, and goodwill of $3.8 million, which is tested annually for impairment in accordance with SFAS No. 141. In 2007 and 2006, no goodwill was expensed due to impairment of value. The Ada branch, which was acquired in 2001 as part of the Sabina Bank acquisition, was sold in the fourth quarter of 2006 and approximately $419,000 in associated core deposit intangibles was expensed.

DEPOSITS

Table 12 presents a summary of period end deposit balances. Total deposits decreased to $420.3 million in 2007 from $453.3 million in 2006 and $447.6 million in 2005. Non-interest bearing checking accounts have remained relatively stable at 14% to 15% of total deposits over the past three years. NOW accounts have remained relatively stable; however, balances do fluctuate seasonally within the public fund NOW accounts, which were approximately $14.1 million at December 31, 2007 and $23.1 million at December 31, 2006. In addition, one public fund customer with a balance of approximately $5.5 million at December 31, 2006 started using the Company's cash management sweep product during 2007, resulting in a decrease of approximately $5.3 million in NOW account balances between year ends. Savings accounts have declined to 7% of total deposits at December 31, 2007 as customers moved to the higher-yielding money market account, which grew from $76.0 million, or 17% of total deposits, at December 31, 2006 to $86.0 million, or 21% of total deposits, at December 31, 2007. Certificates of deposit less than $100,000 decreased $6.4 million in 2007 but continued to represent 33% of deposits at the end of 2007. Certificates of $100,000 and over are primarily short-term public funds and brokered deposits. Balances of such large certificates fluctuate depending on the Company's pricing strategy and funding needs at any particular time and were down to 7% of total deposits in 2007. Deposits are attracted principally from within the Company's market area through the offering of numerous deposit instruments. Interest rates, maturity terms, service fees, and withdrawal penalties for the various types of accounts are established periodically by management based on the Company's liquidity requirements, growth goals and market trends. The Company had approximately $6.2 million of brokered deposits at December 31, 2007 through the Certificate of Deposit Account Registry Service ("CDARS"). CDARS allows the Bank to offer FDIC insurance to local certificate customers in excess of the $100,000 limit through a national relationship with other banks. The amount of deposits currently from outside the Company's market area is not significant.

	2007		2006		2005	
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
Demand	$ 59,804	14%	$ 66,479	15%	$ 60,657	14%
NOW	75,924	18	88,464	19	107,424	24
Savings	30,534	7	32,512	7	49,914	11
Money market	85,837	21	75,953	17	40,649	9
CD's less than $100,000	137,964	33	144,370	32	141,969	32
CD's $100,000 and over	30,191	7	45,490	10	47,013	10
Total	$420,254	100%	$453,268	100%	$447,626	100%

The following table sets forth the dollar amount of time deposits maturing in the periods indicated:

TABLE 13—MATURITY OF TIME DEPOSITS
(Dollars in thousands)

	$100,000 or More	Less than $100,000	Total
Three months or less	$ 5,922	$ 29,425	$ 35,347
Over 3 months to 6 months	9,660	43,517	53,177
Over 6 months to 12 months	8,202	38,406	46,608
Over twelve months	6,407	26,616	33,023
Total	$30,191	$137,964	$168,155

OTHER BORROWINGS

At December 31, 2007, the Bank had outstanding $24.5 million of total borrowings from the FHLB. The advances have interest rates from 4.81% to 4.99% and are subject to restrictions or prepayment penalties. In addition, the FHLB has at its option the ability to convert $24,500,000 to variable rate three-month Libor advances. If the FHLB exercises this option, the Bank may repay the advances at interest rate reset dates with no penalty. During 2006, the Company paid off approximately $72.3 million in FHLB advances with a prepayment penalty of $1.4 million.

At December 31, 2007, the Company's short-term borrowings consisted of $722,000 in treasury demand notes. Securities sold under repurchase agreements are no longer issued by the Company due to the introduction of a third-party cash management sweep. Table 14 sets forth certain information regarding the Company's outstanding short-term borrowings at the dates and for the periods indicated:

TABLE 14—SHORT-TERM BORROWINGS
(Dollars in thousands)

	December 31,		
	2007	2006	2005
Amount of short-term borrowings outstanding at end of period	$ 722	$ 2,864	$30,027
Maximum amount of short-term borrowings outstanding at any month end during period	$2,014	$77,869	$42,942
Average amount of short-term borrowings outstanding during period	$ 870	$34,641	$31,749
Weighted average interest rate of short-term borrowings during period	4.72%	4.75%	2.99%
Weighted average interest rate of short-term borrowings at end of period	3.69%	4.37%	3.91%

In 2002, the Company participated in a securities sale commonly referred to as a "pooled trust preferred securities offering." In that offering, the Company issued to a trust controlled by the Company $8.2 million in thirty-year debt securities. These securities had a quarterly adjustable interest rate equal to the three-month LIBOR rate plus 3.45% (currently 7.97%), and the trust issued capital securities of $8.0 million to an unrelated party.

On June 25, 2007, the Company refinanced the above long-term debt with another "pooled trust preferred securities offering" of $10.3 million in thirty-year debt securities. These securities have a fixed rate of 7.071% through September 6, 2012 and thereafter at the rate of 1.50% over the 3 month LIBOR. The securities issued by the Company are classified as Tier I capital for regulatory purposes, and the interest is deductible for federal income tax purposes.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

CAPITAL

The Federal Reserve Board has adopted risk-based capital guidelines that assign risk weightings to assets and off-balance sheet items and also define and set minimum capital requirements (risk-based capital ratios). Bank holding companies must maintain total risk-based, Tier 1 risk-based and Tier 1 leverage ratios of 8%, 4% and 3%, respectively. At December 31, 2007, NB&T Financial met all of its capital requirements with a total risk-based capital ratio of 17.69%, a Tier 1 risk-based capital ratio of 16.73%, and a Tier 1 leverage ratio of 11.96%. For further information regarding NB&T Financial's capital, see Note 15 to the Financial Statements in Item 8 of this annual report.

LIQUIDITY

Effective liquidity management ensures that the cash flow requirements of depositors and borrowers, as well as Company cash needs, are met. The Company manages liquidity on both the asset and liability sides of the balance sheet. The loan to deposit ratio at December 31, 2007, was 85.1%, compared to 90.5% at December 31, 2006. Loans to total assets were 68.9% at the end of 2007, compared to 73.9% at the same time last year. The securities portfolio is 100% available-for-sale securities that are readily marketable. Approximately 32.8% of the available-for-sale portfolio is pledged to secure public deposits, short-term and long-term borrowings and for other purposes as required by law. The balance of the available-for-sale securities could be sold if necessary for liquidity purposes. Also, a stable deposit base, consisting of over 92.8% core deposits, makes the Company less susceptible to large fluctuations in funding needs. The Company has short-term borrowing lines of credit with several correspondent banks. The Company also has both short- and long-term borrowing available through the FHLB. The Company has the ability to obtain deposits in the brokered certificate of deposit market to help provide liquidity to fund loan growth. The Company is in the process of building three new branch locations. Two branches were opened in the first quarter of 2008 and the third branch is expected to open in the third quarter of 2008. As of December 31, 2007, the Company expects to fund approximately $1.9 million in additional construction costs.

INTEREST RATE RISK MANAGEMENT

Market risk is the risk of loss arising from adverse changes in the fair value of financial instruments due to interest rate risk, exchange rate risk, equity price risk and commodity price risk. The Company does not maintain a trading account for any class of financial instrument, and is not currently subject to foreign currency exchange rate risk, equity price risk or commodity price risk. The Company's market risk is composed primarily of interest rate risk.

The Bank manages its interest rate risk regularly through its Asset/Liability Committee. The Committee meets on a monthly basis and reviews various asset and liability management information, including but not limited to, the Bank's interest rate risk position, liquidity position, projected sources and used of funds and economic conditions.

The Bank uses simulation models to manage interest rate risk. In the Bank's simulation models, each asset and liability balance is projected over a one-year horizon. Net interest income is then projected based on expected cash flows and projected interest rates under a stable rate scenario and analyzed on a monthly basis. The results of this analysis are used in decisions made concerning pricing strategies for loans and deposits, balance sheet mix, securities portfolio strategies, liquidity and capital adequacy. The Bank's current one-year simulation model under stable rates indicates increasing yields on interest-earning assets will exceed increasing costs of interest-bearing liabilities. This position could have a positive effect on projected net interest margin over the next twelve months.

Simulation models are also performed for ramped 100, 200 and 300 basis point increases or decreases in interest rates over one year. The results of these simulation models are compared with the stable rate simulation. The model includes assumptions as to repricing and expected prepayments, anticipated calls, and expected decay rates of transaction accounts under the different rate scenarios. The results of these simulations include changes in both net interest income and market value of equity. ALCO guidelines that measure interest rate risk by the percent of change from stable rates, and capital adequacy, have been established, and as Table 16 indicates at December 31, 2007, the results of these simulations are within those guidelines.

As with any method of measuring interest rate risk, certain shortcomings are inherent in the simulation modeling. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market rates. In addition, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, expected rates of prepayment on loans and mortgage-backed securities and early withdrawals from certificates of deposit may deviate significantly from those assumed in making the risk calculations. The Bank's rate ramp simulation models provide results in extreme interest rate environments and results are used accordingly. Reacting to changes in economic conditions, interest rates and market forces, the Bank has been able to alter the mix of short-and long-term loans and investments, and increase or decrease the emphasis on fixed- and variable-rate products in response to changing market conditions.

	One Year Net Interest Income Change		Economic Value of Equity Change	
Rate Ramp	**Year End 2007**	**ALCO Guideline**	**Year End 2007**	**ALCO Guideline**
+ 300	-4.6%	±10%	7.5%	±50%
+ 200	-2.9	±10	5.5	±30
+ 100	-1.4	±10	3.3	±15
- 100	1.1	±10	-4.5	±15
- 200	1.7	±10	-10.0	±30
- 300	2.1	±10	-16.1	±50

IMPACT OF INFLATION AND CHANGING PRICES

The majority of a financial institution's assets and liabilities are monetary in nature. Changes in interest rates affect the financial condition of a financial institution to a greater degree than inflation. Although interest rates are determined in large measure by changes in the general level of inflation, they do not change at the same rate or in the same magnitude, but rather react in correlation to changes in expected rate of inflation and to changes in monetary and fiscal policy. The Company's ability to react to changes in interest rates has a significant impact on financial results. As discussed previously, management attempts to control interest rate sensitivity in order to protect against wide interest rate fluctuations.

CRITICAL ACCOUNTING POLICIES

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States and conform to general practices within the banking industry. The Company's significant accounting policies are described in detail in the notes to the Company's consolidated financial statements for the year ended December 31, 2007. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. The financial position and results of operations can be affected by these estimates and assumptions and are integral to the understanding of reported results. Critical accounting policies are those policies that management believes are the most important to the portrayal of the Company's financial condition and results, and they require management to make estimates that are difficult, subjective, or complex.

Allowance for Loan Losses—The allowance for loan losses provides coverage for probable losses inherent in the Company's loan portfolio. Management evaluates the adequacy of the allowance for loan losses each quarter based on changes, if any, in underwriting activities, the loan portfolio composition (including product mix and geographic, industry or customer-specific concentrations), trends in loan performance, regulatory guidance and economic factors. This evaluation is inherently subjective, as it requires the use of significant management estimates. Many factors can affect management's estimates of specific and expected losses, including volatility of default probabilities, collateral values, rating migrations, loss severity and economic and political conditions. The allowance is increased through provisions charged to operating earnings and reduced by net charge-offs.

The Company determines the amount of the allowance based on relative risk characteristics of the loan portfolio. The allowance recorded for commercial loans is based on reviews of individual credit relationships and historical loss experience. The allowance recorded for homogeneous consumer loans is based on an analysis of loan mix, risk characteristics of the portfolio, and historical losses, adjusted for current trends, for each homogeneous category or group of loans. The allowance for loan losses relating to impaired loans is based on the loan's observable market price, the collateral for certain collateral-dependent loans, or the discounted cash flows using the loan's effective interest rate.

Regardless of the extent of the Company's analysis of customer performance, portfolio trends or risk management processes, certain inherent but undetected losses are probable within the loan portfolio. This is due to several factors, including inherent delays in obtaining information regarding a customer's financial condition or changes in their unique business conditions, the judgmental nature of individual loan evaluations, collateral assessments and the interpretation of economic trends. Volatility of economic or customer-specific conditions affecting the identification and estimation of losses for larger non-homogeneous credits and the sensitivity of assumptions utilized to establish allowances for homogenous groups of loans are among other factors. The Company estimates a range of inherent losses related to the existence of these exposures. The estimates are based upon the Company's evaluation of risk associated with the commercial and consumer allowance levels and the estimated impact of the current economic environment.

Goodwill and Other Intangibles—The Company records all assets and liabilities acquired in purchase acquisitions, including goodwill and other intangibles, at fair value as required by SFAS 141. Goodwill is subject, at a minimum, to annual tests for impairment. Other intangible assets are amortized over their estimated useful lives using straight-line and accelerated methods, and are subject to impairment if events or circumstances indicate a possible inability to realize the carrying amount. The initial goodwill and other intangibles recorded and subsequent impairment analysis requires management to make subjective judgments concerning estimates of how the acquired asset will perform in the future. Events and factors that may significantly affect the estimates include, among others, customer attrition, changes in revenue growth trends, specific industry conditions and changes in competition.

EFFECT OF RECENT ACCOUNTING STANDARDS

In February 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115 (SFAS No. 159). SFAS No. 159 permits us to choose to measure certain financial assets and liabilities at fair value that are not currently required to be measured at fair value (i.e. the Fair Value Option). Election of the Fair Value Option is made on an instrument-by-instrument basis and is irrevocable. At the adoption date, unrealized gains and losses on financial assets and liabilities for which the Fair Value Option has been elected would be reported as a cumulative adjustment to beginning retained earnings. If we elect the Fair Value Option for certain financial assets and liabilities, we will report unrealized gains and losses due to changes in their fair value in earnings at each subsequent reporting date. SFAS No. 159 is effective as of January 1, 2008. Management has evaluated the potential impact of adopting SFAS No. 159 on our financial statements and has determined it will have no material impact.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (FAS 157). FAS 157 enhances existing guidance for measuring assets and liabilities using fair value. Prior to the issuance of FAS 157, guidance for applying fair value was incorporated in several accounting pronouncements. FAS 157 provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. FAS 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under FAS 157, fair value measurements are disclosed by level within that hierarchy. While FAS 157 does not add any new fair value measurements, it does change current practice. Changes to practice include: (1) a requirement for an entity to include its own credit standing in the measurement of its liabilities; (2) a modification of the transaction price presumption; (3) a prohibition on the use of block discounts when valuing large blocks of securities for broker-dealers and investment companies; and (4) a requirement to adjust the value of restricted stock for the effect of the restriction even if the restriction lapses within one year. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Management is currently evaluating FAS 157 and does not anticipate the new standard will have a material impact on the Company's financial statements.

At its September 2006 meeting, the Emerging Issues Task Force ("EITF") reached a final consensus on Issue No. 06-4, *Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements.* The consensus stipulates that an agreement by an employer to share a portion of the proceeds of a life insurance policy with an employee during the postretirement period is a postretirement benefit arrangement required to be accounted for under Statement No. 106 ("SFAS No. 106") or Accounting Principles Board (APB) Opinion No. 12, Omnibus Opinion-1967. The consensus concludes that the purchase of a split-dollar life insurance policy does not constitute a settlement under SFAS No. 106 and , therefore, a liability for the postretirement obligation must be recognized under SFAS No. 106 if the benefit is offered under an arrangement that constitutes a plan or under APB No. 12 if it is not part of a plan. The Company does not currently own any split-dollar life insurance, and management does not anticipate the new standard will have a material impact on the Company's financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Not applicable.

Item 8. Financial Statements and Supplementary Data

-I N D E X-

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee, Board of Directors and Stockholders
NB&T Financial Group, Inc.
Wilmington, Ohio

We have audited the accompanying consolidated balance sheets of NB&T Financial Group, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2007. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NB&T Financial Group, Inc. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

/s/ BKD, LLP

Cincinnati, Ohio
February 15, 2008

NB&T Financial Group, Inc.

Consolidated Balance Sheets
December 31, 2007 and 2006
(Dollars in Thousands)

	2007	2006
Assets		
Cash and due from banks	$ 12,707	$ 15,620
Interest-bearing deposits	10,699	156
Federal funds sold	2,749	3,197
Cash and cash equivalents	26,155	18,973
Available-for-sale securities	89,285	82,896
Loans held for sale	1,503	144
Loans, net of allowance for loan losses of $3,594 and $4,762 at December 31, 2007 and 2006	354,169	405,459
Premises and equipment	15,453	13,424
Federal Reserve and Federal Home Loan Bank stock	9,023	9,021
Earned income receivable	3,288	3,675
Goodwill	3,825	3,825
Core deposits and other intangibles	1,105	1,579
Bank-owned life insurance	13,564	13,053
Other	1,552	3,133
Total assets	$518,922	$555,182
Liabilities and Stockholders' Equity		
Liabilities		
Deposits		
Demand	$ 59,804	$ 66,479
Savings, NOW and money market	192,295	196,929
Time	168,155	189,860
Total deposits	420,254	453,268
Short-term borrowings	722	2,864
Long-term debt	34,810	36,748
Interest payable and other liabilities	4,253	4,079
Total liabilities	460,039	496,959
Commitments and Contingencies		
Stockholders' Equity		
Preferred stock, no par value, authorized 100,000 shares; none issued		
Common stock, no par value; authorized 6,000,000 shares; issued—3,818,950 shares	1,000	1,000
Additional paid-in capital	10,380	10,236
Retained earnings	54,810	53,926
Unearned employee stock ownership plan (ESOP) shares	(749)	(952)
Accumulated other comprehensive income	658	85
Treasury stock, at cost Common; 2007—640,638 shares, 2006—586,518 shares	(7,216)	(6,072)
Total stockholders' equity	58,883	58,223
Total liabilities and stockholders' equity	$518,922	$555,182

See Notes to Consolidated Financial Statements.

NB&T Financial Group, Inc.

Consolidated Statements of Income
Years Ended December 31, 2007, 2006 and 2005
(Dollars in Thousands, except per share amounts)

	2007	2006	2005
Interest and Dividend Income			
Loans	$27,699	$28,460	$25,535
Securities			
Taxable	2,209	3,189	4,629
Tax-exempt	1,653	1,743	1,886
Federal funds sold	744	180	396
Dividends on Federal Home Loan and Federal Reserve Bank stock	591	509	423
Deposits with financial institutions	51	15	17
Total interest and dividend income	32,947	34,096	32,886
Interest Expense			
Deposits	12,223	11,218	6,972
Short-term borrowings	41	1,645	951
Long-term debt	2,012	2,932	5,845
Total interest expense	14,276	15,795	13,768
Net Interest Income	18,671	18,301	19,118
Provision for Loan Losses	135	1,330	775
Net Interest Income After Provision for Loan Losses	18,536	16,971	18,343
Noninterest Income			
Trust income	939	944	1,009
Service charges on deposits	2,347	2,435	2,496
Other service charges and fees	976	926	793
Insurance agency commissions	2,400	2,436	2,485
Net realized gains (losses) on sales of available-for-sale securities	—	(1,342)	101
Income from bank owned life insurance	511	465	438
Gain on sale of branch	—	1,099	—
Other	1,067	889	1,045
Total noninterest income	8,240	7,852	8,367
Noninterest Expense			
Salaries and employee benefits	$11,584	$11,572	$11,592
Net occupancy expense	1,687	1,699	1,866
Equipment expense	1,541	1,689	1,954
Data processing fees	1,009	910	810
Professional fees	1,514	1,588	1,711
Marketing expense	546	941	626
Printing, postage and supplies	787	872	702
State franchise tax	751	746	748
Prepayment penalty of FHLB debt	—	1,363	—
Amortization of intangibles	474	665	681
Other	1,423	1,267	1,178
Total non-interest expense	21,316	23,312	21,868
Income Before Income Tax	5,460	1,511	4,842
Provision (Benefit) for Income Taxes	1,028	(345)	737
Net Income	$ 4,432	$ 1,856	$ 4,105
Basic Earnings Per Share	$ 1.39	$ .58	$ 1.30
Diluted Earnings Per Share	$ 1.39	$ .58	$ 1.30

See Notes to Consolidated Financial Statements.

NB&T Financial Group, Inc.

Consolidated Statements of Stockholders' Equity
Years Ended December 31, 2007, 2006 and 2005
(Dollars in Thousands)

	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Unearned ESOP Shares	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance, January 1, 2005	1,000	9,828	54,688	(1,337)	225	(5,803)	58,601
Comprehensive income							
Net income			4,105				4,105
Change in unrealized gain on securities available for sale, net of reclassification adjustment and tax effect					(1,176)		(1,176)
Total comprehensive income							2,929
Dividends on common stock, $1.04 per share			(3,292)				(3,292)
Purchase of stock (20,150 shares)						(482)	(482)
Tax benefit on stock options exercised		46					46
Stock options exercised		223				251	474
ESOP shares earned	—	37	—	185	—	—	222
Balance, December 31, 2005	$1,000	$10,134	$55,501	$(1,152)	$ (951)	$(6,034)	$ 58,498
Comprehensive income							
Net income			1,856				1,856
Change in unrealized gain on securities available for sale, net of reclassification adjustment and tax effect					1,036		1,036
Total comprehensive income							2,892
Dividends on common stock, $1.08 per share			(3,431)				(3,431)
Purchase of stock (3,681 shares)						(75)	(75)
Tax benefit on stock options exercised		3					3
Stock options exercised		29				37	66
Stock options expense		63					63
ESOP shares earned	—	7	—	200	—	—	207
Balance, December 31, 2006	$1,000	$10,236	$53,926	$ (952)	$ 85	$(6,072)	$ 58,223
Comprehensive income							
Net income			4,432				4,432
Change in unrealized gain on securities available for sale, net of reclassification adjustment and tax effect					573		573
Total comprehensive income							5,005
Dividends on common stock, $1.12 per share			(3,548)				(3,548)
Purchase of stock (57,120 shares)						(1,176)	(1,176)
Tax expense on stock options exercised		(2)					(2)
Stock options exercised		20				32	52
Stock options expense		119					119
ESOP shares earned	—	7	—	203	—	—	210
Balance, December 31, 2007	$1,000	$10,380	$54,810	$ (749)	$ 658	$(7,216)	$ 58,883

See Notes to Consolidated Financial Statements.

NB&T Financial Group, Inc.

Consolidated Statements of Cash Flows
Years Ended December 31, 2007, 2006 and 2005
(Dollars in Thousands)

	2007	2006	2005
Operating Activities			
Net income	$ 4,432	$ 1,856	$ 4,105
Items not requiring (providing) cash:			
Depreciation and amortization	1,843	2,522	2,252
Provision for loan losses	135	1,330	775
Amortization (accretion) of premiums and discounts on securities	(7)	591	983
ESOP shares earned	203	207	222
Stock options expense	119	63	—
Deferred income taxes	345	(778)	55
Proceeds from sale of loans held for sale	12,568	3,009	2,155
Originations of loans held for sale	(13,676)	(3,094)	(2,123)
Gain from sale of loans	(251)	(59)	(32)
Net realized (gains) losses on available-for-sale securities	—	1,342	(101)
FHLB stock dividends	—	(465)	(380)
Changes in:			
Interest receivable	387	372	(654)
Other assets	784	(881)	(668)
Interest payable and other liabilities	(118)	(976)	1,027
Net cash provided by operating activities	6,764	5,039	7,616
Investing Activities			
Purchases of available-for-sale securities	(35,505)	(71,601)	(28,216)
Proceeds from maturities of available-for-sale securities	29,991	93,651	16,184
Proceeds from the sales of available-for-sale securities	—	66,258	7,545
Net change in loans	51,155	6,776	(15,713)
Purchases of premises and equipment	(3,398)	(1,683)	(1,171)
Proceeds on sales of premises and equipment	3	386	—
Net cash provided (used) in investing activities	42,246	93,787	(21,371)
Financing Activities			
Net increase (decrease) in demand deposits, money market, now and savings accounts	(11,309)	4,764	(7,707)
Net increase (decrease) in certificates of deposit	(21,705)	878	2,740
Net increase (decrease) in short-term borrowings	(2,142)	(27,163)	12,004
Issuance of long-term debt	10,000		
Repayment of long-term debt	(12,000)	(72,291)	(2,634)
Proceeds from stock options exercised	52	66	474
Purchase of treasury stock	(1,176)	(75)	(482)
Dividends paid	(3,548)	(3,431)	(3,292)
Net cash provided (used) in financing activities	(41,828)	(97,252)	1,103
Increase (Decrease) in Cash and Cash Equivalents	7,182	1,574	(12,652)
Cash and Cash Equivalents, Beginning of Year	18,973	17,399	30,051
Cash and Cash Equivalents, End of Year	$ 26,155	$ 18,973	$ 17,399
Supplemental Cash Flows Information			
Interest paid	$ 14,326	$ 15,921	$ 13,666
Income taxes paid (net of refunds)	768	347	684

See Notes to Consolidated Financial Statements.

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

NB&T Financial Group, Inc. ("Company") is a financial holding company whose principal activity is the ownership and management of its wholly-owned subsidiaries, The National Bank and Trust Company (the "Bank") and NB&T Statutory Trust I ("Trust I") and NB&T Statutory Trust III ("Trust III"). In accordance with FIN 46R, Trust I and Trust III are not consolidated into these financial statements. The Bank is primarily engaged in providing a full range of banking and financial services to individual and corporate customers in Brown, Clermont, Clinton, Highland, and Warren counties in Ohio. The Bank offers insurance products including property, casualty and life through its wholly-owned subsidiary, NB&T Insurance Agency, Inc. ("Agency"). The Bank is subject to competition from other financial institutions. The Bank is subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, the Bank and the Agency. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for significant properties.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

Securities

The Company classifies all securities as available-for-sale securities, which are carried at fair value. The Company has no immediate plan to sell but may sell securities in the future. Unrealized gains and losses are recorded, net of related income tax effects, in other comprehensive income.

Amortization of premiums and accretion of discounts are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

The Company evaluates its securities portfolio for impairment throughout the year. An impairment is recorded against individual equity securities if their cost significantly exceeds their fair value for a substantial amount of time. An impairment is also recorded for investments in debt securities, unless the decrease in fair value is attributed to interest rates and management has the intent and ability to retain the investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value.

Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding principal balances adjusted for any charge-offs, the allowance for loan losses, any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Generally, loans are placed on non-accrual status at ninety days past due and interest is considered a loss, unless the loan is well-secured and in the process of collection.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to income. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogenous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment measurements.

Premises and Equipment

Depreciable assets are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets.

Federal Reserve and Federal Home Loan Bank Stock

Federal Reserve and Federal Home Loan Bank stock are required investments for institutions that are members of the Federal Reserve and Federal Home Loan Bank systems. The required investment in the common stock is based on a predetermined formula.

Foreclosed Assets Held for Sale

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net income or expense from foreclosed assets.

Goodwill

Goodwill is annually tested for impairment. If the implied fair value of goodwill is lower than its carrying amount, a goodwill impairment is indicated and goodwill is written down to its implied fair value. Subsequent increases in goodwill value are not recognized in the financial statements.

Intangible Assets

Intangible assets are being amortized on an accelerated basis over periods ranging from seven to eleven years. Such assets are periodically evaluated as to the recoverability of their carrying value.

Treasury Stock

Treasury stock is stated at cost. Cost is determined based on the average cost of all shares.

Income Taxes

Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized. The Company files consolidated income tax returns with its subsidiaries.

Earnings Per Share

Earnings per share have been computed based upon the weighted-average common shares outstanding during each year. Unearned ESOP shares have been excluded from the computation of average shares outstanding.

Reclassifications

Certain reclassifications have been made to the 2006 and 2005 financial statements to conform to the 2007 financial statement presentation. These reclassifications had no effect on net income.

Note 2: Restriction on Cash and Due From Banks

The Bank is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at December 31, 2007 was $2,933,000.

Note 3: Securities

The amortized cost and approximate fair values of securities are as follows (thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
Available-for-Sale Securities:				
December 31, 2007:				
U.S. government agencies and sponsored entities	$14,581	$ 36	$ (42)	$14,575
Mortgage-backed securities	40,970	401	(78)	41,293
State and political subdivisions	32,725	691	(9)	33,407
Other securities	10	—	—	10
	$88,286	$1,128	$(129)	$89,285
December 31, 2006:				
U.S. government agencies and sponsored entities	$28,796	$ —	$(434)	$28,362
Mortgage-backed securities	20,340	14	(353)	20,001
State and political subdivisions	33,623	937	(37)	34,523
Other securities	10	—	—	10
	$82,769	$ 951	$(824)	$82,896

The amortized cost and fair value of securities available for sale at December 31, 2007, by contractual maturity, are shown below (thousands). Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
Within one year	$12,087	$12,064
One to five years	3,161	3,182
Five to ten years	7,633	7,746
After ten years	24,425	24,990
	47,306	47,982
Mortgage-backed securities	40,970	41,293
Other asset-backed securities	10	10
Totals	$88,286	$89,285

The carrying value of securities pledged as collateral, to secure public deposits and for other purposes, was $29,264,000 at December 31, 2007, and $39,255,000 at December 31, 2006. The book value of securities sold under agreements to repurchase amounted to $1,093,000 at December 31, 2006.

There were no sales of available-for sale securities in 2007. Gross gains of $11,000 and $107,000 and gross losses of $1,353,000 and $6,000 resulting from sales of available-for-sale securities were realized for 2006 and 2005, respectively. The tax benefit for net losses on securities transactions for 2006 was $456,000. The tax expense for net gains on securities transactions for 2005 was $34,000.

The table below indicates the gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2007 and 2006. (Thousands)

	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
December 31, 2007						
U.S. Government agency and sponsored entity notes	$ —	$—	$ 5,960	$ (42)	$ 5,960	$ (41)
U.S. Government agency and sponsored entity mortgage-backed securities	3	—	12,616	(77)	12,619	(77)
Municipals	—	—	1,740	(9)	1,740	(9)
Other securities	1,936	(1)	0	0	1,936	(1)
Total Securities	$1,939	$ (1)	$20,316	$(128)	$22,255	$(129)
December 31, 2006						
U.S. Government agency and sponsored entity notes	$ —	$—	$25,362	$(434)	$25,362	$(434)
U.S. Government agency and sponsored entity mortgage-backed securities	1,864	(4)	17,097	(349)	18,961	(353)
Municipals	243	—	1,726	(37)	1,969	(37)
Other securities	0	0	0	0	0	0
Total Securities	$2,107	$ (4)	$44,185	$(820)	$46,292	$(824)

Management evaluates securities for other-than-temporary impairment on a periodic basis. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost; (2) the financial condition of the issuer; and (3) the intent and ability of the company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. The unrealized losses are due to the increase in interest rates since the securities were purchased. As management has the ability to hold these securities until the foreseeable future, no declines are deemed to be other-than-temporary.

Note 4: Loans and Allowance for Loan Losses

Categories of loans at December 31, include (thousands):

	2007	2006
Commercial and industrial	$ 62,455	$ 76,182
Agricultural	24,910	22,916
Real estate construction	9,203	19,958
Commercial real estate	95,801	87,018
Residential real estate	124,849	140,083
Consumer	40,552	64,204
Total loans	357,770	410,361
Less: Net deferred loan fees, premiums and discounts	(7)	(140)
Allowance for loan losses	(3,594)	(4,762)
Net loans	$354,169	$405,459

Activity in the allowance for loan losses was as follows (thousands):

	2007	2006	2005
Balance, beginning of year	$ 4,762	$ 4,058	$ 4,212
Provision charged to expense	135	1,330	775
Recoveries of previous charge-offs	461	591	579
Losses charged off	(1,764)	(1,217)	(1,508)
Balance, end of year	$ 3,594	$ 4,762	$ 4,058

Impaired loans totaled $2,046,000 and $6,854,000 at December 31, 2007 and 2006, respectively. An allowance for loan losses of $65,000 and $1,800,000 relates to impaired loans of $389,000 and $6,047,000, at December 31, 2007 and 2006, respectively. At December 31, 2007 and 2006, impaired loans of $1,657,000 and $807,000 had no related allowance for loan losses.

Interest of $80,000 and $0 was earned on average impaired loans during 2007 and 2006, respectively. Interest of $382,000 and $74,000 was recognized, on a cash basis only, on average impaired loans of $4,198,000 and $6,414,000 for 2007 and 2006. At December 31, 2007,there were $253,000 of accruing loans delinquent 90 days or more and none at December 31, 2006. Non-accruing loans at December 31, 2007 and 2006 were $1,729,000 and $8,365,000, respectively.

Note 5: Premises and Equipment

Major classifications of premises and equipment, stated at cost, were as follows (thousands):

	2007	2006
Land	$ 3,383	$ 2,550
Buildings and improvements	13,264	12,980
Leasehold improvements	420	420
Construction in progress	1,404	185
Equipment	13,326	12,278
	$ 31,797	$ 28,413
Less accumulated depreciation and amortization	(16,344)	(14,989)
Net premises and equipment	$ 15,453	$ 13,424

During 2006, the Company sold a branch and two buildings located in northern Ohio. The book value of the premises and equipment sold was approximately $471,000.

Note 6: Operating Leases

The Bank has entered into certain operating leases for some of its branch locations. Operating lease expense was $85,000, $79,000, and $92,000 for years 2007, 2006, and 2005, respectively.

The minimum future lease payments for each of the next five years is as follows: (Thousands)

2008	$71
2009	58
2010	58
2011	63
2012	61

Note 7: Goodwill

All goodwill is allocated to the banking segment of the business and totaled $3,825,000 at December 31, 2007 and 2006.

Note 8: Other Intangible Assets

The carrying basis and accumulated amortization of recognized intangible assets at December 31, 2007 and 2006, were (thousands):

	2007		2006	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Core deposits	$2,992	$(2,809)	$2,992	$(2,694)
Other	2,061	(1,139)	2,325	(1,044)
	$5,053	$(3,948)	$5,317	$(3,738)

Certain organization costs related to the issuance of trust preferred debt were fully amortized in 2007.

Amortization expense for the years ended December 31, 2007 and 2006, was $474,000 and $665,000, respectively. Estimated amortization expense for each of the following five years is (thousands):

2008	$225
2009	172
2010	127
2011	67
2012	8

Note 9: Interest-Bearing Deposits

Interest-bearing deposits in denominations of $100,000 or more were $30,191,000 on December 31, 2007, and $45,490,000 on December 31, 2006. At December 31, 2007, the scheduled maturities of time deposits were as follows (thousands):

2008	$135,132
2009	14,839
2010	5,513
2011	8,762
2012	3,516
Thereafter	393
	$168,155

Note 10: Short-Term Borrowings

Short-term borrowings included the following (thousands):

	2007	2006
Securities sold under repurchase agreements	$ —	$1,072
U. S. Treasury demand notes	722	1,792
Total short-term borrowings	$ 722	$2,864

Securities sold under agreements to repurchase consist of obligations of the Company to other parties. The obligations are secured by U.S. agency notes, and such collateral is held by the Federal Reserve Bank. The maximum amount of outstanding agreements at any month end during 2007 and 2006 totaled $1,179,000 and $50,619,000 and the daily average of such agreements totaled $136,000 and $28,007,000. The Company discontinued securities sold under repurchase agreements in 2007.

Note 11: Long-Term Debt

Long-term debt consisted of the following components (thousands):

	2007	2006
Federal Home Loan Bank Advances	$24,500	$28,500
Junior subordinated debentures	10,310	8,248
Total	$34,810	$36,748

The Federal Home Loan Bank advances are secured by mortgage loans totaling $102,680,000 at December 31, 2007. Advances, at interest rates from 4.81 to 4.99 percent, are subject to restrictions or penalties in the event of prepayment. In addition, the Federal Home Loan Bank has at its option the ability to convert these advances to variable rate three-month Libor advances. If the Federal Home Loan Bank exercises this option, the Bank may repay the advance at interest rate reset dates with no penalty. All outstanding Federal Home Loan Bank advances mature in 2011.

On June 26, 2002, NB&T Statutory Trust I ("Trust I"), a wholly owned subsidiary of the Corporation, closed a pooled private offering of 8,000 Capital Securities with a liquidation amount of $1,000 per security. The proceeds of the offering were loaned to the Corporation in exchange for junior subordinated debentures with terms similar to the Capital Securities. The sole assets of Trust I were the junior subordinated debentures of the Corporation and payments thereunder. The junior subordinated debentures and the back-up obligations, in the aggregate, constituted a full and unconditional guarantee by the Corporation of the obligations of Trust I under the Capital Securities. Distributions on the Capital Securities were payable quarterly at the annual rate of 3.45% over the 3 month LIBOR and are included in interest expense in the consolidated financial statements. These securities were considered Tier I capital (with certain limitations applicable) under current regulatory guidelines. The junior subordinated debentures were subject to mandatory redemption, in whole or in part, upon repayment of the Capital Securities at maturity or their earlier redemption at the liquidation amount. On June 26, 2007, the Capital Securities were redeemed at par.

On June 25, 2007, NB&T Statutory Trust III ("Trust III"), a wholly owned subsidiary of the Corporation, closed a pooled private offering of 10,000 Capital Securities with a liquidation amount of $1,000 per security. The proceeds of the offering were loaned to the Corporation in exchange for junior subordinated debentures with terms similar to the Capital Securities. The sole assets of Trust III are the junior subordinated debentures of the Corporation and payments thereunder. The junior subordinated debentures and the back-up obligations, in the aggregate, constitute a full and unconditional guarantee by the Corporation of the obligations of Trust III under the Capital Securities. Distributions on the Capital Securities are payable quarterly at a fixed interest rate of 7.071% through September 6, 2012 and thereafter at the annual rate of 1.50% over the 3 month LIBOR. Distributions on the Capital Securities are included in interest expense in the consolidated financial statements. These securities are considered Tier I capital (with certain limitations applicable) under current regulatory guidelines.

The junior subordinated debentures are subject to mandatory redemption, in whole or in part, upon repayment of the Capital Securities at maturity or their earlier redemption at the liquidation amount. Subject to the Corporation having received prior approval of the Federal Reserve, if then required, the Capital Securities are redeemable prior to the maturity date of September 6, 2037, at the option of the Corporation. On or after September 6, 2012, the Capital Securities are redeemable at par. Upon occurrence of specific events defined within the trust indenture, the Capital Securities may also be redeemed prior to September 6, 2012 at a premium.

The Corporation has the option to defer distributions on the Capital Securities from time to time for a period not to exceed 20 consecutive semi-annual periods.

As of December 31, 2007 and December 31, 2006, the outstanding principal balance of the Capital Securities was $10,000,000 and $8,000,000, respectively. In accordance with the provisions in FIN 46, the Company accounts for its investment in the trust as assets, its subordinated debentures as debt, and the interest paid thereon as interest expense.

Note 12: Income Taxes

The provision for income taxes includes these components (thousands):

	2007	2006	2005
Taxes currently payable	$ 683	$ 433	$682
Deferred income taxes	345	(778)	55
Income tax (benefit) expense	$1,028	$(345)	$737

A reconciliation of income tax expense at the statutory rate to the Company's actual income tax expense is shown below (thousands):

	2007	2006	2005
Computed at the statutory rate (34%)	$1,857	$ 514	$1,646
Increase (decrease) resulting from			
Tax exempt interest	(499)	(536)	(606)
ESOP dividend	(184)	(181)	(165)
Bank owned life insurance	(174)	(158)	(149)
Other	28	16	11
Actual tax (benefit) expense	$1,028	$(345)	$ 737

The tax effects of temporary differences related to deferred taxes shown on the balance sheets were (thousands):

	2007	2006
Deferred tax assets		
Intangible asset amortization	$ 7	$ 68
Allowance for loan losses	1,098	1,482
Accruals not currently deductible	341	356
AMT credit carry forward	867	938
Nonaccrual loan interest collected	91	—
Stock options not currently deductible	30	—
Other	21	7
	$ 2,455	$ 2,851
Deferred tax liabilities		
Deferred loan costs	(85)	—
Depreciation	(301)	(398)
FHLB stock dividends	(1,308)	(1,308)
Prepaid assets currently deductible	(99)	(136)
Unrealized gains on available-for-sale securities	(339)	(44)
Other	—	(1)
	(2,132)	(1,887)
Net deferred tax asset	$ 323	$ 964

Note 13: Change in Accounting Principle

The Company or one of its subsidiaries files income tax returns in the U.S. federal and Ohio jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state and local examinations by tax authorities for years before 2004.

The Company adopted the provisions of the Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109*, on January 1, 2007. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of the implementation of FIN 48, the Company did not identify any uncertain tax positions that it believes should be recognized in the financial statements.

In 2006, the Company adopted SFAS 123(R) Share-Based Payments for the accounting of stock options and other equity awards. The Company adopted FAS 123(R) using the modified prospective method and previous years have not been restated. The Company's current granted stock options vest over periods ranging from three to five years to selected employees and to all directors. The exercise price of each option is intended to equal the fair value of the Company's stock on the date of grant. An option's maximum term is ten years. The Company has used the Black-Scholes option pricing model for all grant date estimations of fair value as the Company believes its stock options have characteristics for which the Black-Scholes model provides an acceptable measure of fair value. The expected term of an option represents the period of time the Company expects the options granted to be outstanding. The Company bases this estimate on a number of factors including vesting period, historical data and expected volatility. The expected volatility used in the option pricing calculation is estimated considering historical volatility. The expected dividend yield represents the dividends expected to be paid on the underlying shares during the current year. The Company's options do not permit option holders to receive dividends and therefore the expected dividend yield was factored into the calculation. The risk-free rate is assumed to be a short-term treasury rate on the date of grant such as a U.S. Treasury issue with a term equal to the expected term of the option. Our adoption of SFAS 123(R) impacted our results of operations by increasing salaries and benefits expense. The amount of the impact was immaterial to the Company for the year ended December 31, 2007.

For purposes of pro forma disclosure, for the period ended December 31, 2005, the estimated fair value of the options is amortized to expense over the vesting period. Under the fair value method, the Company's net income and earnings per share would have been (thousands, except per share amounts):

	2005
Net income, as reported	$4,105
Less: Total stock-based employee compensation cost determined under the fair value based method, net of income taxes	(122)
Pro forma net income	$3,983
Earnings per share:	
Basic—as reported	$ 1.30
Basic—pro forma	$ 1.26
Diluted—as reported	$ 1.30
Diluted—pro forma	$ 1.26

Note 14: Other Comprehensive Income (Loss)

Other comprehensive income (loss) components and related taxes were as follows (thousands):

	2007	2006	2005
Unrealized gains (losses) on securities available for sale	$870	$ 228	$(1,681)
Reclassification for realized amount included in income	—	(1,342)	101
Other comprehensive income (loss), before tax effect	870	1,570	(1,782)
Tax expense (benefit)	297	534	(606)
Other comprehensive income (loss)	$573	$ 1,036	$(1,176)

Note 15: Regulatory Matters

The Company and the subsidiary bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the subsidiary bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the subsidiary bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2007, that the Company and the subsidiary bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2007, the most recent notification from the regulators categorized the Company as well capitalized under the regulatory framework for prompt corrective action. To be categorized, the Company must maintain capital ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Company's category.

The Company and subsidiary bank's actual capital amounts and ratios are also presented in the following table (thousands):

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2007						
Total Risk-Based Capital (to Risk-Weighted Assets)						
Consolidated	$66,230	17.69%	$29,953	8.0%	N/A	N/A
Bank	58,738	15.73	29,870	8.0	$37,337	10.0%
Tier I Capital (to Risk-Weighted Assets)						
Consolidated	62,636	16.73	14,977	4.0	N/A	N/A
Bank	55,144	14.77	14,935	4.0	22,402	6.0
Tier I Capital (to Average Assets)						
Consolidated	62,636	11.96	20,945	4.0	N/A	N/A
Bank	55,144	10.54	20,923	4.0	26,154	5.0
As of December 31, 2006						
Total Risk-Based Capital (to Risk-Weighted Assets)						
Consolidated	$64,856	15.69%	$33,071	8.0%	N/A	N/A
Bank	57,855	14.05	32,937	8.0	$41,171	10.0%
Tier I Capital (to Risk-Weighted Assets)						
Consolidated	60,094	14.54	16,536	4.0	N/A	N/A
Bank	53,092	12.90	16,468	4.0	24,702	6.0
Tier I Capital (to Average Assets)						
Consolidated	60,094	10.90	22,044	4.0	N/A	N/A
Bank	53,092	9.65	22,014	4.0	27,518	5.0

The Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. At December 31, 2007, no retained earnings were available for dividend declaration without prior regulatory approval.

Note 16: Related Party Transactions

The Bank had loans outstanding to executive officers, directors, significant shareholders and their affiliates (related parties). A summary of the related party loan activity follows (thousands):

	2007	2006
Balance, January 1	$ 5,568	$5,110
New loans	844	676
Payments	(1,811)	(218)
Other changes	—	—
Balance, December 31	$ 4,601	$5,568

In management's opinion, such loans and other extensions of credit and deposits were made in the ordinary course of business and were made on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons. Further, in management's opinion, these loans did not involve more than normal risk of collectibility or present other unfavorable features.

Deposits from related parties held by the Bank at December 31, 2007 and 2006 totaled $719,000 and $971,000 respectively.

Note 17: Employee Benefits

The Company has a retirement savings 401(k) plan covering substantially all employees. Employees may contribute up to 50% of their compensation. The Bank will match up to 3% of an employee's compensation for the first 8% of their compensation contributed to the plan. Employer contributions charged to expense for 2007, 2006 and 2005 were $192,000, $211,000 and $180,000, respectively.

Also, the Bank has a deferred compensation agreement with certain retired officers. The agreement provides level monthly or annual payments ranging from four to twenty years after retirement. The charge to expense for the agreement was $53,000, $6,000 and $245,000 for 2007, 2006 and 2005, respectively. Such charges reflect the straight-line accrual over the period until full eligibility of the present value of benefits due each participant on the full eligibility date, using a 6.5% discount factor.

The Company sponsors a leveraged employee stock ownership plan (ESOP) that covers substantially all employees who meet minimum age and length of service requirements. Shares of the Company's common stock held by the ESOP were purchased with the proceeds of borrowings from the Company. The Company makes annual contributions to the ESOP equal to the ESOP's debt service less dividends on unallocated shares received by the ESOP. All dividends on unallocated shares received by the ESOP are used to pay debt service. The ESOP shares initially were pledged as collateral for its debt. As the debt is repaid, shares are released from collateral and allocated to plan participants, based on the proportion of debt service paid in the year to total expected debt service. The Bank accounts for its ESOP in accordance with Statement of Position 93-6. As shares are released from collateral, the Company reports compensation expense equal to the current fair value of the shares.

Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; dividends on unallocated ESOP shares are recorded as a reduction of debt and accrued interest.

ESOP compensation expense was $210,000, $206,000 and $192,000 for years 2007, 2006 and 2005, respectively. The ESOP shares as of December 31 were as follows:

	2007	2006
	Total Shares	Total Shares
Allocated shares	489,981	525,444
Committed to be released	—	—
Unearned shares	38,636	48,830
Total ESOP shares	528,617	574,274
Fair value of unearned shares at December 31	$769,000	$986,000

Note 18: Stock Option Plan

The Company adopted a new Equity Plan in 2006, which is shareholder approved, and permits the Company to grant options, restricted stock or stock appreciation rights of up to 270,000 shares of common stock. The Company believes that such awards better align the interests of its directors and employees with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on three years of continuous service and have a ten-year contractual term. The previous plan, which was terminated in 2006, still has options to purchase 95,000 shares outstanding at December 31, 2007. These options vest over five years. Certain option and share awards provide for an exchange of unvested options for a cash payment or shares of stock if there is a change in control (as defined in the Plan). The compensation cost for the stock option expense recognized in 2007 and 2006 was calculated for all grants based on the grant date's fair value and totaled $119,000 and $63,000, respectively. The related tax benefit for 2007 and 2006 was $40,000 and $21,000.

The fair value of each option award is estimated on the date of grant using a binomial option valuation model that uses the assumptions noted in the following table. Expected volatility is based on historical volatility of the Company's stock and other factors. The Company uses historical data to estimate option exercise and participant termination within the valuation model; separate groups of participants that have similar historical exercise behavior are considered separately for valuation purposes. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

	2007	2006	2005
Expected volatility	24.7% – 25.1%	26.2% – 26.8%	20.0%
Weighted-average volatility	24.94%	26.44%	20.0%
Expected dividends	5.21% – 5.46%	4.93% – 5.27%	4.52%
Expected term (in years)	6.0	6.0	9.0
Risk-free Rate	4.53% – 4.64%	4.72%	4.10%
Weighted-average fair value of options granted during the year	$ 3.43	$ 3.72	$ 3.43

Note 21: Commitments and Credit Risk

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate.

At December 31, 2007 and 2006, the Bank had outstanding commitments to originate business loans aggregating approximately $3,736,000 and $3,001,000, respectively. The commitments extended over varying periods of time with the majority being disbursed within a one-year period. Loan commitments at fixed rates of interest amounted to $151,000 and $266,000 at December 31, 2007 and 2006 respectively, with the remainder at floating market rates.

Letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

The Bank had total outstanding letters of credit amounting to $2,758,000 and $933,000, at December 31, 2007 and 2006, respectively, with terms ranging from 30 days to 3 years.

Mortgage loans in the process of origination represent amounts that the Bank plans to fund within a normal period of 60 to 90 days, some of which are intended for sale to investors in the secondary market. Forward commitments to sell mortgage loans are obligations to deliver loans at a specified price on or before a specified future date. The Bank acquires such commitments to reduce market risk on mortgage loans in the process of origination and mortgage loans held for sale.

Total mortgage loans in the process of origination amounted to $349,000 and $634,000 with commitments to originate loans at fixed rates of interest or $349,000 and $0 at December 31,2007 and 2006. There were $1,503,000 and $144,000 mortgage loans held for sale at December 31, 2007 and 2006.

Lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Lines of credit generally have fixed expiration dates. Since a portion of the line may expire without being drawn upon, the total unused lines do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate. Management uses the same credit policies in granting lines of credit as it does for on-balance-sheet instruments.

At December 31, 2007, the Bank had granted unused lines of credit to borrowers aggregating approximately $17,755,000 and $21,412,000 for commercial lines and open-end consumers lines, respectively. At December 31, 2006, the Bank had granted unused lines of credit to borrowers aggregating approximately $28,538,000 and $23,913,000 for commercial lines and open-end consumers lines, respectively.

Options to purchase 120,700 shares of common stock at $22.00 to $30.50 per share were outstanding at December 31, 2005, but not include in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares.

Note 20: Disclosures about Fair Value of Financial Instruments

The following table presents estimated fair values of the Company's financial instruments. The fair values of certain of these instruments were calculated by discounting expected cash flows, which involves significant judgments by management and uncertainties. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Because no market exists for certain of these financial instruments and because management does not intend to sell these financial instruments, the Company does not know whether the fair values shown below represent values at which the respective financial instruments could be sold individually or in the aggregate (thousands):

	December 31, 2007		December 31, 2006	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets				
Cash and cash equivalents	$ 26,155	$ 26,155	$ 18,973	$ 18,973
Available-for-sale securities	89,285	89,285	82,896	82,896
Loans including loans held for sale, net	354,169	356,788	405,459	402,826
Stock in FRB and FHLB	9,023	9,023	9,021	9,021
Interest receivable	3,288	3,288	3,675	3,675
Financial liabilities				
Deposits	420,254	420,395	453,268	453,122
Short-term borrowings	722	722	2,864	2,864
Long-term debt	34,810	35,492	36,748	36,286
Interest payable	641	641	691	691

For purposes of the above disclosures of estimated fair value, the following assumptions were used as of December 31, 2007 and 2006. The estimated fair value for cash and cash equivalents, interest-bearing deposits, FRB and FHLB stock, accrued interest receivable, demand deposits, savings accounts, NOW accounts, certain money market deposits, short-term borrowings, and interest payable is considered to approximate cost. The estimated fair value for securities is based on quoted market values for the individual securities or for equivalent securities. The estimated fair value for loans receivable, including loans held for sale, net, is based on estimates of the rate the Bank would charge for similar loans at December 31, 2007 and 2006 applied for the time period until the loans are assumed to reprice or be paid. The estimated fair value for fixed-maturity time deposits as well as borrowings is based on estimates of the rate the Bank would pay on such liabilities at December 31, 2007 and 2006, applied for the time period until maturity. The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit and lines of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate or otherwise settle the obligations with the counterparties at the reporting date.

Note 21: Commitments and Credit Risk

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate.

At December 31, 2007 and 2006, the Bank had outstanding commitments to originate business loans aggregating approximately $3,736,000 and $3,001,000, respectively. The commitments extended over varying periods of time with the majority being disbursed within a one-year period. Loan commitments at fixed rates of interest amounted to $151,000 and $266,000 at December 31, 2007 and 2006 respectively, with the remainder at floating market rates.

Letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

The Bank had total outstanding letters of credit amounting to $2,758,000 and $933,000, at December 31, 2007 and 2006, respectively, with terms ranging from 30 days to 3 years.

Mortgage loans in the process of origination represent amounts that the Bank plans to fund within a normal period of 60 to 90 days, some of which are intended for sale to investors in the secondary market. Forward commitments to sell mortgage loans are obligations to deliver loans at a specified price on or before a specified future date. The Bank acquires such commitments to reduce market risk on mortgage loans in the process of origination and mortgage loans held for sale.

Total mortgage loans in the process of origination amounted to $349,000 and $634,000 with commitments to originate loans at fixed rates of interest or $349,000 and $0 at December 31,2007 and 2006. There were $1,503,000 and $144,000 mortgage loans held for sale at December 31, 2007 and 2006.

Lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Lines of credit generally have fixed expiration dates. Since a portion of the line may expire without being drawn upon, the total unused lines do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate. Management uses the same credit policies in granting lines of credit as it does for on-balance-sheet instruments.

At December 31, 2007, the Bank had granted unused lines of credit to borrowers aggregating approximately $17,755,000 and $21,412,000 for commercial lines and open-end consumers lines, respectively. At December 31, 2006, the Bank had granted unused lines of credit to borrowers aggregating approximately $28,538,000 and $23,913,000 for commercial lines and open-end consumers lines, respectively.

The Bank had $2,749,000 in Federal Funds sold invested at US Bank.

The Company is in the process of building three new branch locations. Two branches were opened in the first quarter of 2008 and the third branch is expected to open in the third quarter of 2008. As of December 31, 2007, the Company expects to fund approximately $1.9 million in additional construction costs.

Note 22: Future Change in Accounting Principle

In February 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115 (SFAS No. 159). SFAS No. 159 permits us to choose to measure certain financial assets and liabilities at fair value that are not currently required to be measured at fair value (i.e. the Fair Value Option). Election of the Fair Value Option is made on an instrument-by-instrument basis and is irrevocable. At the adoption date, unrealized gains and losses on financial assets and liabilities for which the Fair Value Option has been elected would be reported as a cumulative adjustment to beginning retained earnings. If we elect the Fair Value Option for certain financial assets and liabilities, we will report unrealized gains and losses due to changes in their fair value in earnings at each subsequent reporting date. SFAS No. 159 is effective as of January 1, 2008. Management has evaluated the potential impact of adopting SFAS No. 159 on our financial statements and has determined it will have no material impact.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (FAS 157). FAS 157 enhances existing guidance for measuring assets and liabilities using fair value. Prior to the issuance of FAS 157, guidance for applying fair value was incorporated in several accounting pronouncements. FAS 157 provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. FAS 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under FAS 157, fair value measurements are disclosed by level within that hierarchy. While FAS 157 does not add any new fair value measurements, it does change current practice. Changes to practice include: (1) a requirement for an entity to include its own credit standing in the measurement of its liabilities; (2) a modification of the transaction price presumption; (3) a prohibition on the use of block discounts when valuing large blocks of securities for broker-dealers and investment companies; and (4) a requirement to adjust the value of restricted stock for the effect of the restriction even if the restriction lapses within one year. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Management is currently evaluating FAS 157 and does not anticipate the new standard will have a material impact on the Company's financial statements.

At its September 2006 meeting, the Emerging Issues Task Force ("EITF") reached a final consensus on Issue No. 06-4, *Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements.* The consensus stipulates that an agreement by an employer to share a portion of the proceeds of a life insurance policy with an employee during the postretirement period is a postretirement benefit arrangement required to be accounted for under Statement No. 106 ("SFAS No. 106") or Accounting Principles Board (APB) Opinion No. 12, Omnibus Opinion-1967. The consensus concludes that the purchase of a split-dollar life insurance policy does not constitute a settlement under SFAS No. 106 and , therefore, a liability for the postretirement obligation must be recognized under SFAS No. 106 if the benefit is offered under an arrangement that constitutes a plan or under APB No. 12 if it is not part of a plan. The Company does not currently own any split-dollar life insurance, and management does not anticipate the new standard will have a material impact on the Company's financial statements.

Note 23: Condensed Financial Information (Parent Company Only)

Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company (thousands):

Condensed Balance Sheets

	2007	2006
Assets		
Cash and due from banks	$ 6,385	$ 6,407
Investment in common stock of banking subsidiary	60,734	58,466
Investment in nonbanking subsidiary	385	302
Due from bank subsidiary	885	674
Other assets	1,745	1,495
Total assets	$70,134	$67,344
Liabilities		
Long-term debt	$10,310	$ 8,248
Other liabilities	941	873
Total liabilities	11,251	9,121
Stockholders' Equity	58,883	58,223
Total liabilities and stockholders' equity	$70,134	$67,344

Condensed Statements of Income

	2007	2006	2005
Income			
Dividends from banking subsidiary	$3,300	$ 3,000	$4,500
Total income	3,300	3,000	4,500
Expenses			
Interest expense	744	713	562
Directors Fees	62	63	41
Amortization of loan costs	115	119	9
Other expenses	51	43	40
Total expenses	972	938	652
Income Before Income Tax and Equity in Undistributed Income of Banking Subsidiary	2,328	2,062	3,848
Income Tax Benefit	(509)	(495)	(402)
Income Before Equity in Undistributed Income of Banking Subsidiary	2,837	2,557	4,250
Equity in Undistributed Income of Banking Subsidiary	1,574	(722)	(162)
Equity in Undistributed Income of Nonbanking Subsidiary	21	21	17
Net Income	$4,432	$1,.856	$4,105

NB&T Financial Group, Inc.

Notes to Consolidated Financial Statements—(Continued)
Years Ended December 31, 2007, 2006 and 2005

Condensed Statements of Cash Flows

	2007	2006	2005
Operating Activities			
Net income	$ 4,432	$ 1,856	$ 4,105
Items not requiring (providing) cash	(1,782)	525	307
Net cash provided by operating activities	2,650	2,381	4,412
Financing Activities			
Cash dividends paid	(3,548)	(3,431)	(3,292)
Proceeds from stock options exercised	52	66	474
Purchase of treasury stock	(1,176)	(75)	(482)
Issuance of long-term debt	10,000	—	—
Repayment of long-term debt	(8,000)	—	—
Net cash used in financing activities	(2,672)	(3,440)	(3,300)
Net Change in Cash and Cash Equivalents	(22)	(1,059)	1,112
Cash and Cash Equivalents at Beginning of Year	6,407	7,466	6,354
Cash and Cash Equivalents at End of Year	$ 6,385	$ 6,407	$ 7,466

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A(T). Controls and Procedures

The Company's principal executive officer and principal financial officer have concluded, based upon their evaluation of the Company's disclosure controls and procedures as of December 31, 2007, that the Company's disclosure controls and procedures were effective. During the quarter ended December 31, 2007, no changes have occurred in the Company's internal control over financial reporting that have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

NB&T Financial Group, Inc.
Management's Report on Internal Control Over Financial Reporting

Management of NB&T Financial Group, Inc. and subsidiaries (the "Company") is responsible for establishing and maintaining effective internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Under the supervision and with the participation of management, including the principal executive officer and principal financial officer, the Company conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management of the Company has concluded the Company maintained effective internal control over financial reporting, as such term is defined in Securities Exchange Act of 1934 Rules 13a-15(f), as of December 31, 2007.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting can also be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. These inherent limitations, however, are known features of the financial reporting process. It is possible, therefore, to design into the process safeguards to reduce, though not eliminate, this risk.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

/s/ John J. Limbert	/s/ Craig F. Fortin
President & Chief Executive Officer March 18, 2008	Chief Financial Officer March 18, 2008

Item 9B. Other Information

None.

PART III

Item 10. Directors and Executive Officers of the Registrant

The information contained in the Proxy Statement under the captions "ELECTION OF DIRECTORS," "EXECUTIVE OFFICERS" and "SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE" is incorporated herein by reference.

The Board of Directors has determined that Audit Committee Member, Charles L. Dehner, is an "audit committee financial expert," as defined in 17 C.F.R. Section 229.407(d)(5), and that he is "independent" under the applicable rules of The NASDAQ Stock Market LLC.

The NB&T Financial Group, Inc. Code of Ethics is posted on the registrant's web site at www.nbtdirect.com. Amendments to the Code of Ethics and waivers of the provisions of the Code of Ethics will also be posted on the registrant's web site.

Item 11. Executive Compensation

The information contained in the Proxy Statement under the caption "COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS" is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholders Matters

The information contained in the Proxy Statement under the caption "VOTING SECURITIES AND OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is incorporated herein by reference. The information in Item 5 of this Form 10-K regarding shares to be issued upon the exercise of options is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions and Director Independence

The information contained in the Proxy Statement under the caption "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS" is incorporated herein by reference. The Board of Directors of NBTF has determined that all of the directors except Messrs. Limbert and Smith are "independent" under the listing standards of The NASDAQ Stock Market, LLC ("Nasdaq"). In determining independence, the Board of Directors considered loan and deposit relationships with each director. The rules of Nasdaq do not deem such relationships to disqualify a director from being deemed independent. In addition, all loans and other extensions of credit were made and deposits accepted in the ordinary course of business and were made on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons. Further, in management's opinion, the loans did not involve more than normal risk of collectibility or present other unfavorable features. The Board of Directors does not believe such relationships interfere with the directors' exercise of independent judgment in carrying out their responsibilities as directors.

Item 14. Principal Accountant Fees and Services

The information contained in the Proxy Statement under the caption "AUDITORS" is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a)

(1) Financial Statements—See Index to Consolidated Financial Statements in Item 8 of this Form 10-K.

(2) Financial Statement Schedules—None

(b) Exhibits

EXHIBIT NUMBER	DESCRIPTION
3.1	Third Amended and Restated Articles of Incorporation of NB&T Financial Group, Inc.
3.2	Amended and Restated Code of Regulations of NB&T Financial Group, Inc.
4.0	Agreement to furnish instruments and agreements defining rights of holders of long-term debt
10.1	InterCounty Bancshares, Inc. Non-qualified Stock Option Plan
10.2	NB&T Financial Group, Inc. Supplemental Executive Retirement Plan
10.3	NB&T Financial Group, Inc. Supplemental Executive Retirement Plan Participation Agreement—Timothy L. Smith
10.4	National Bank & Trust Incentive Plan
10.5	NB&T Financial Group, Inc. 2006 Equity Plan
10.6	Stock Option Award Agreement for John J. Limbert
10.7	Branch Purchase and Assumption Agreement by and between Liberty National Bank and the National Bank and Trust Company
10.8	Form of NB&T Financial Group, Inc. 2006 Equity Plan Award Agreement for Employee Awards
10.9	Form of NB&T Financial Group, Inc. 2006 Equity Plan Award Agreement for Directors' Nonqualified Stock Options
10.10	Severance Agreement for Craig F. Fortin
10.11	Severance Agreement for Stephen G. Klumb
10.12	Employment Agreement with John J. Limbert
21	Subsidiaries of NB&T Financial Group, Inc.
23	Consent of Independent Accountants – BKD, LLP
31.1	Rule 13a-14(a)/Section 302 Certification of Chief Executive Officer
31.2	Rule 13a-14(b)/Section 302 Certification of Chief Financial Officer
32.1	Rule 13a-14(b)/Section 906 Certification of Chief Executive Officer
32.2	Rule 13a-14(b)/Section 906 Certification of Chief Financial Officer
99.2	Proxy Statement for 2008 annual meeting of shareholders

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NB&T Financial Group, Inc.

By /s/ JOHN J. LIMBERT

John J. Limbert
President and Chief Executive Officer
(Principal Executive Officer)

March 18, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By /s/ CRAIG F. FORTIN

Craig F. Fortin
Senior Vice President and
Chief Financial Officer
(Principal Accounting Officer)

Date: March 18, 2008

By /s/ JOHN J. LIMBERT

John J. Limbert
President, Chief Executive Officer and a Director

Date: March 18, 2008

By /s/ TIMOTHY L. SMITH

Timothy L. Smith
Director

Date: March 18, 2008

By /s/ G. DAVID HAWLEY

G. David Hawley
Director

Date: March 18, 2008

By /s/ S. CRAIG BEAM

S. Craig Beam
Director

Date: March 18, 2008

By /s/ BROOKE WILLIAMS JAMES

Brooke Williams James
Director

Date: March 18, 2008

By /s/ ROBERT A. RAIZK

Robert A. Raizk
Director

Date: March 18, 2008

By /s/ CHARLES L. DEHNER

Charles L. Dehner
Director

Date: March 18, 2008

By /s/ DARLEEN M. MYERS

Darleen M. Myers
Director

Date: March 18, 2008

By /s/ D. JEFFERY LYKINS

D. Jeffery Lykins
Director

Date: March 18, 2008

By /s/ DANIEL A. DIBIASIO

Daniel A. DiBiasio
Director

Date: March 18, 2008

INDEX TO EXHIBITS

EXHIBIT NUMBER	DESCRIPTION	PAGE REFERENCE
3.1	Third Amended and Restated Articles of Incorporation of NB&T Financial Group, Inc.	Incorporated by reference to registrant's Definitive Proxy Statement filed on March 31, 2003, Exhibit A (File No. 000-23134)
3.2	Amended and Restated Code of Regulations of NB&T Financial Group, Inc.	Incorporated by reference to registrant's Definitive Proxy Statement filed on March 31, 2003 (File No. 000-23134)
4.0	Agreement to furnish instruments and agreements defining rights of holders of long-term debt	Included herewith
10.1*	InterCounty Bancshares, Inc. Non-qualified Stock Option Plan	Incorporated by reference to the Registration Statement on Form S-1 filed by registrant on July 2, 1993 (Registration No. 33-65608), Exhibit 10.1
10.2*	NB&T Financial Group, Inc. Supplemental Executive Retirement Plan	Incorporated by reference to registrant's Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2002, Exhibit 10.1 (File No. 000-23134)
10.3*	NB&T Financial Group, Inc. Supplemental Executive Retirement Plan Participation Agreement—Timothy L. Smith	Incorporated by reference to registrant's Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2002, Exhibit 10.2 (File No. 000-23134)
10.4*	National Bank & Trust Incentive Plan	Incorporated by reference to registrant's Current Report on Form 8-K filed on February 27, 2006, Exhibit 99.1 (File No. 000-23134)
10.5*	NB&T Financial Group, Inc. 2006 Equity Plan	Incorporated by reference to registrant's Definitive Proxy Statement, dated March 28, 2006, Exhibit A (File No. 000-23134)
10.6*	Stock Option Award Agreement for John J. Limbert	Incorporated by reference to registrant's Form 10-Q filed on May 11, 2006, Exhibit 10.4 (File No. 000-23134)
10.7	Branch Purchase and Assumption Agreement by and between Liberty National Bank and the National Bank and Trust Company	Incorporated by reference to registrant's Form 10-Q filed on August 10, 2006, Exhibit 10.1 (File No. 000-23134)
10.8	Form of NB&T Financial Group, Inc. 2006 Equity Plan Award Agreement for Employee Awards	Incorporated by reference to registrant's Form 10-Q filed on November 13, 2006, Exhibit 10.1 (File No. 000-23134)
10.9	Form of NB&T Financial Group, Inc. 2006 Equity Plan Award Agreement for Directors' Nonqualified Stock Options	Incorporated by reference to registrant's Form 8-K filed on April 28, 2006, Exhibit 10.2 (File No. 000-23134)
10.10*	Severance Agreement for Craig F. Fortin	Incorporated by reference to registrant's Form 10-Q filed on November 9, 2007, Exhibit 10.2 (File No. 000-23134)

EXHIBIT NUMBER	DESCRIPTION	PAGE REFERENCE
10.11*	Severance Agreement for Stephen G. Klumb	Incorporated by reference to registrant's Form 10-Q filed on November 9, 2007, Exhibit 10.3 (File No. 000-23134)
10.12*	Employment Agreement with John J. Limbert	Incorporated by reference to registrant's Form 8-K filed on November 23, 2007, Exhibit 1 (File No. 000-23134)
21	Subsidiaries of NB&T Financial Group, Inc.	Included herewith
23	Consent of Independent Accountants—BKD, LLP	Included herewith
31.1	Rule 13a-14(a)/Section 302 Certification of Chief Executive Officer	Included herewith
31.2	Rule 13a-14(b)/Section 302 Certification of Chief Financial Officer	Included herewith
32.1	Rule 13a-14(b)/Section 906 Certification of Chief Executive Officer	Included herewith
32.2	Rule 13a-14(b)/Section 906 Certification of Chief Financial Officer	Included herewith
99.2	Proxy Statement for 2008 annual meeting of shareholders	Incorporated by reference to the registrant's definitive proxy statement to be filed on or before March 28, 2008.

* Indicates a management contract or compensatory plan or arrangement.

EXHIBIT 4.0

NB&T FINANCIAL GROUP, INC.
48 N. South Street
Wilmington, OH 45177

March 18, 2008

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: NB&T Financial Group, Inc. – Form 10-K for the fiscal year ended December 31, 2007

Ladies and Gentlemen:

NB&T Financial Group, Inc., an Ohio corporation ("NBTF"), is today filing an Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the "Form 10-K"), as executed on March 18, 2008.

Pursuant to the instructions relating to the Exhibits in Item 601(b)(4)(iii) of Regulation S-K, NBTF hereby agrees to furnish the Commission, upon request, copies of instruments and agreements defining the rights of holders of its long-term debt and of the long-term debt of its consolidated subsidiaries, which are not being filed as exhibits to the Form 10-K. Such long-term debt does not exceed 10% of the total assets of NBTF and its subsidiaries on a consolidated basis.

Very truly yours,

/s/ John J. Limbert

John J. Limbert
President and CEO

EXHIBIT 21

NB&T FINANCIAL GROUP, INC.

SUBSIDIARIES OF THE REGISTRANT

At December 31, 2007

NAME OF CORPORATION	STATE OF INCORPORATION	PERCENTAGE OF OWNERSHIP
The National Bank and Trust Company	Ohio	100%
NB&T Insurance Agency Group, Inc.	Ohio	100%
NB&T Insurance Agency, Inc.	Ohio	100%
NB&T Statutory Trust III	Delaware	100%

EXHIBIT 23

CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the incorporation by reference in the registration statements on Form S-8, previously filed by NB&T Financial Group, Inc. on March 23, 1995 and April 19, 2006, of our report dated February 15, 2008 on our audit of the consolidated financial statements of NB&T Financial Group, Inc., as of December 31, 2007 and 2006 and for each of the three years in the period ended December 31, 2007 which report and financial statements are contained in the Annual Report on Form 10-K for the fiscal year ended December 31, 2007, and 2006.

/s/ BKD, LLP

BKD, LLP

Cincinnati, Ohio
March 17, 2008

EXHIBIT 31.1

CERTIFICATION

I, John J. Limbert, the President and Chief Executive Officer of NB&T Financial Group, Inc., certify that:

1. I have reviewed this annual report on Form 10-K of NB&T Financial Group, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting under our supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal year that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 18, 2008

/S/ JOHN J. LIMBERT

John J. Limbert
President and Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION

I, Craig F. Fortin, the Senior Vice President and Chief Financial Officer of NB&T Financial Group, Inc., certify that:

1. I have reviewed this annual report on Form 10-K of NB&T Financial Group, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting under our supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal year that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 18, 2008

/s/ CRAIG F. FORTIN

Craig F. Fortin
Senior Vice President and Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of NB&T Financial Group, Inc. (the "Company"), on Form 10-K for the period ended December 31, 2007, dated the date of this Certification (the "Report"), I, John J. Limbert, the President and the Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:March 18, 2008

/s/ JOHN J. LIMBERT

John J. Limbert
President and Chief Executive Officer

EXHIBIT 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of NB&T Financial Group, Inc. (the "Company"), on Form 10-K for the period ended December 31, 2007, dated the date of this Certification (the "Report"), I, Craig F. Fortin, the Senior Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:March 18, 2008

/s/ CRAIG F. FORTIN

Craig F. Fortin
Senior Vice President and Chief Financial Officer

NB&T FINANCIAL GROUP, INC.

2008 Board of Directors

Timothy L. Smith
Chairman
NB&T Financial Group, Inc.,
The National Bank and Trust Company

John J. Limbert
President and CEO
NB&T Financial Group, Inc.,
The National Bank and Trust Company

Charles L. Dehner
Retired Executive Vice President and CFO
NB&T Financial Group, Inc.,
The National Bank and Trust Company

S. Craig Beam
Member, Thorobeam Farm, LLC,
A Thoroughbred Horse Breeding Operation

Dr. Daniel A. DiBiasio
President, Wilmington College

Dr. G. David Hawley
Minister, Indian Hill Episcopal-Presbyterian
Church of Cincinnati

Brooke Williams James
Business Administrator
WMSALL Farms

D. Jeffery Lykins
President, Lykins Companies,
A Petroleum Marketing Company

M. Darleen Myers
Retired Clinton County Commissioner

Robert A. Raizk
President, Wilmington Iron & Metal, Inc.

Executive Officers

John J. Limbert
President and CEO

Craig F. Fortin
Senior Vice President and CFO

Strength from

Yesterday,

Focused on

Tomorrow

www.nbtdirect.com

48 North South Street

Wilmington, Ohio 45177

937.382.1441

National Bank & Trust, 1915



END